Exhibit 99.2

 Management's Discussion and Analysis
(Prepared in accordance with United States GAAP)
for the year ended December 31, 2010

Agnico-Eagle Mines Limited
Management's Discussion and Analysis
Table of Contents

        This Management's Discussion and Analysis ("MD&A") dated March 25, 2011 of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") should be read in conjunction with the Company's Annual Audited Consolidated Financial Statements for the year ended December 31, 2010 prepared in accordance with United States generally accepted accounting principles ("US GAAP"). All dollar amounts are presented in United States dollars ("US dollars", "$" or "US$"), unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$") or European Union euros ("Euro" or "€"). Additional information relating to the Company, including the Company's Annual Report on Form 20-F (the "Form 20-F") for the year ended December 31, 2010, is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

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 NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

        Certain statements in this MD&A, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this report include, but are not limited to, the following: the Company's outlook for 2011 and future periods; statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated levels or trends for prices of gold and byproduct metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company; estimates of future mineral production and sales; estimates of future costs, including mining costs, total cash costs per ounce, minesite costs per tonne and other expenses; estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof; statements regarding the projected exploration, development and exploitation of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto; estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results; estimates of cash flow; estimates of mine life; anticipated timing of events with respect to the Company's minesites, mine construction projects and exploration projects; estimates of future costs and other liabilities for environmental remediation; statements regarding anticipated legislation and regulation regarding climate change and estimates of the impact on the Company; and other anticipated trends with respect to the Company's capital resources and results of operations.

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include, but are not limited to, the assumptions set out in this MD&A and the Form 20-F as well as: that there are no significant disruptions affecting Agnico-Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle's mines and mine development projects proceed on a basis consistent with current expectations, and that Agnico-Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the US dollar will be approximately consistent with current levels or as set out in this MD&A and the Form 20-F; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle's current expectations; that production meets expectations; that Agnico-Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environment that affect Agnico-Eagle.

        The forward-looking statements in this MD&A reflect the Company's views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in "Item 3 Key Information — Risk Factors" in the Form 20-F. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This MD&A contains information regarding anticipated total cash costs per ounce and minesite costs per tonne at certain of the Company's mines and mine development projects. This

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information was developed to assist management with its assessment as to what resources to allocate to the construction and/or expansion of its mine and mine development projects. Investors are cautioned that this information may not be suitable for other purposes.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

  This document uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

  This document uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This MD&A presents certain measures, including "total cash costs per ounce" and "minesite costs per tonne", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the figures presented in the consolidated financial statements prepared in accordance with US GAAP see "Results of Operations — Production Costs". The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP; taken by themselves, these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. This MD&A also contains information as to estimated future total cash costs per ounce and minesite costs per tonne for projects under development. These estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at those projects and, consistent with the reconciliation provided, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

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Executive Summary

        Agnico-Eagle is a gold mining company with mining operations in northwestern Quebec, northern Mexico, northern Finland and Nunavut and exploration activities in Canada, Europe, Latin America and the United States. Agnico-Eagle's LaRonde Mine in Quebec is one of Canada's largest operating gold mines by gold reserves and has provided the Company's foundation for domestic and international expansion. Agnico-Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bars and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals, namely silver, zinc, copper and lead.

        Agnico-Eagle's production costs, which the Company believes to be below industry averages, are competitive in the mining industry. This competitive cost position increases margins, and somewhat protects the Company during periods of weaker gold prices. Agnico-Eagle is positioned to benefit from a stronger gold price and, throughout its 39-year history, Agnico-Eagle's policy has been not to sell forward its future gold production. In 2010, Agnico-Eagle achieved total cash costs(1) per ounce of gold produced of $451 and an average realized price of gold of $1,250 per ounce, an increase of 22% over 2009's realized price of $1,024 per ounce.

        In the past two years, Agnico-Eagle has gone from operating two gold mines in Canada to being an international gold mining company operating a total of six gold mines. As with most newly built mines, the Company's new mines have gone through start-up issues. The Company believes it has made good progress to date in bringing these mines up to planned performance, but work is ongoing. Each mine is located in what the Company believes to be a politically stable country that is supportive of the mining industry. The political stability of the regions in which Agnico-Eagle operates helps to provide confidence in its current and future prospects and profitability. This is an important quality for Agnico-Eagle as it believes each one of its new mines and recently acquired mining projects has long-term mining camp potential.

        In 2010, the Company experienced start up and ramp up issues at the Meadowbank, Kittila and Pinos Altos Mines which impacted both production and costs. At the Meadowbank Mine, a permanent secondary crusher is being constructed with installation expected to be complete in the third quarter of 2011 with the aim of achieving production and cost targets. During 2010 at the Kittila Mine, there were periods of low recovery due to autoclave processing issues, however, the Company believes those issues have now been largely resolved. Also during early 2010 at the Pinos Altos Mine, there were filtration processing problems which the Company believes have now been resolved.

Key Results and Success Factors

  •
  The Company achieved record gold production in 2010 with production up 100% versus 2009. The Meadowbank Mine achieved commercial production in March 2010. This new mine is the Company's largest gold producer, and production from this mine is expected to increase to projected rates as the new crusher is completed and operations reach steady-state levels.

  •
  At year-end 2010, gold reserves increased 16%, as compared to December 31, 2009 to 21.3 million ounces through exploration on existing properties and the acquisition of the Meliadine property.

  •
  Operations are located in mining-friendly regions that the Company believes have low political risk and long-term mining camp potential.

  •
  The Company's total cash costs per ounce are competitive in the gold industry; total cash costs per ounce of gold in 2010 were $451.(1) However, costs in the mining industry continue to increase due to general cost escalation.

(1)
For a discussion of the Company's use of the non-GAAP measures, please see "Production Costs", "Reconciliation of Total Cash Costs per Ounce of Gold to Production Costs by Mine" and "Reconciliation of Minesite Costs per Tonne to Production Costs by Mine".

  •
  In December 2010, the Company increased its dividend by 256% to $0.64 per share, its 29th consecutive annual cash dividend.

  •
  The Company's longstanding policy not to sell forward its future gold production ensures that shareholders always participate fully in rising gold prices; in 2010, the Company benefited from an increase of 22% in realized gold prices in 2010 over 2009 levels.

  •
  The Company maintains a solid financial position and forecasts being fully funded for its currently planned growth. The Company maintains a low number of shares outstanding relative to its peers, putting it in a strong position to continue to build per share value.

  •
  The Company has strong senior management continuity as its chief executive officer and its chief operating officer each individually have 26 years of service with the Company and were previously named Mining Men of the Year by the Northern Miner Newspaper.

Quebec, Canada

        Throughout 2010, the Company continued executing its strategy of building a multi-mine platform from the foundation of its Quebec, Canada operations. Deepening the LaRonde mine's existing infrastructure below Level 245, referred to as the "LaRonde Mine Extension", is anticipated to extend the mine life through 2022. The infrastructure and knowledge base gained from building and operating the LaRonde Mine has been leveraged by the Company in building and operating the Goldex and Lapa mines, both of which are within 60 kilometres of the LaRonde Mine. The Goldex Mine achieved commercial production in August 2008 and the Lapa Mine achieved commercial production in May 2009. These three Quebec mines, with a total of 7.1 million ounces of proven and probable gold reserves, benefit from common infrastructure and mining teams and are expected to continue to increase the Company's production profile. The LaRonde Mine extension is expected to increase production from that mine with gold production expected to average 324,000 ounces annually for the remainder of its mine life, while the Goldex and Lapa mines are expected to produce on average 164,000 and 119,000 ounces of gold annually, respectively. After completing a positive scoping study in July 2009, the Company successfully expanded mining and milling operations at the Goldex Mine to 8,000 tonnes per day in 2010. The mines in this region are experiencing general cost escalation due to the high demand for labour and materials in the mining industry.

Finland

        The Kittila Mine in northern Finland was added to the Company's portfolio through the acquisition of Riddarhyttan Resources AB in 2005. This property was attractive to the Company because northern Finland is geologically similar to the Abitibi region of Quebec, where the LaRonde Mine is located, and there is excellent infrastructure in the surrounding region. Using the Company's technical experience gained from its operations in Quebec, the team designed a drilling program at Kittila that led to the conversion of mineral resources to mineral reserves at the beginning of 2006. A positive feasibility study was completed in mid-2006 and the Company decided to build the Kittila Mine.

        Construction was completed in 2008 and the commissioning of the mill commenced in late 2008. Commercial production was achieved in May 2009. A total of 126,205 ounces of gold were produced in 2010. During 2010, the Kittila Mine experienced periods of low recovery due to autoclave processing issues. The Company believes the processing issues have been largely resolved during 2010. The Kittila Mine is forecast to produce an average of 146,000 ounces of gold annually for the remainder of its mine life.

        The 2010 exploration program resulted in an additional 0.9 million ounces of mineral reserves at Kittila. The Company believes the Kittila Mine has potential to grow further. In addition to the total mineral reserves of 4.9 million ounces of gold, the deposit continues to be open at depth and along strike. A scoping study is underway to assess the feasibility of increasing production by approximately 50%. This may involve sinking a shaft and expanding the Kittila mill. The study is expected to be completed in 2011.

Mexico

        In 2006, the Company completed the acquisition of the Pinos Altos property, then an advanced stage exploration property in northern Mexico, after the Company's extensive drilling campaign had doubled the contained gold and silver resources. In August 2007, a favourable feasibility study led to the decision to build the Pinos Altos Mine, with construction completed in 2009 and commercial production achieved in November 2009. A total of 130,431 ounces of gold were produced in 2010. During early 2010, the Pinos Altos Mine experienced tailings filtration processing problems. The Company believes that filtration problems have now been resolved through the installation of additional filter capacity. The Pinos Altos Mine, including the Creston Mascota Mine, is forecast to produce an average of 187,000 ounces of gold annually for the remainder of its mine life.

        The Pinos Altos Mine has total mineral reserves of 3.3 million ounces of gold and 92.0 million ounces of silver. Several areas of exploration upside, in combination with a targeted exploration program in 2011, provides the Company with further potential of increasing mineral reserves at the Pinos Altos Mine. In 2010, the Company completed the construction of a stand-alone heap leach operation at the Creston Mascota deposit at the Pinos Altos Mine. The Creston Mascota operation's annual production and mineral reserves are included in the Pinos Altos Mine data. During the fourth quarter of 2010, 666 ounces of gold were produced at Creston Mascota. The Creston Mascota deposit is approximately seven kilometres to the northwest of the main deposit at Pinos Altos. There is also the potential to develop additional satellite deposits (Cubiro, Sinter and San Eligio) which will be investigated during 2011. Agnico-Eagle believes it is an employer of choice in the region due to its high-quality facilities, good community relations and local hiring and purchases.

Nunavut, Canada

        In 2007, the Company acquired Cumberland Resources Ltd., then owner of the Meadowbank gold project in Nunavut, Canada. This transaction was consistent with the Company's strategy of building value by growing in mining-friendly, low political risk areas. The Company had its first dore bar pour at the Meadowbank Mine in February 2010 and commercial production was achieved during March 2010. Total production during 2010 amounted to 265,659 ounces of gold and the estimated average annual production over the remaining life of the mine amounts to 297,000 ounces of gold per year once the mine reaches steady state production (currently estimated to be in the latter half of 2011 following the commissioning and installation of a new crusher). The Company continues to apply the proven technical expertise gained at the Quebec operations, as the Meadowbank Mine is supervised by the Company's technical team based in northwestern Quebec. The Meadowbank Mine's gold reserves are approximately 3.5 million ounces with multiple areas of exploration upside potential.

        In early 2011, the kitchen facilities to support the employee camp at the Meadowbank Mine sustained extensive damage as a result of a fire. The fire was contained to the kitchen and there were no injuries sustained. Although processing and mining operations continue, the Company is assessing the potential impact on short-term production of any temporary reduction in personnel.

Strategy and Results

        Agnico-Eagle focuses on quality, growth and a strong financial position, while maintaining a safe workplace for employees, protecting the environment and retaining full exposure to gold prices.

        Agnico-Eagle believes it creates value for shareholders by growing gold production in regions it believes to have good exploration upside and low political risk. The Company believes it can achieve its objective of maximizing shareholder value while operating in an environmentally friendly manner.

        With roots that go back more than 39 years, the Company has sought to deliver on its vision by following a five-pronged growth strategy that has successfully guided the Company throughout 2010 to achieve record production results:

  1.
  Produce more gold

    •
    Record consolidated annual gold production of 987,609 ounces in 2010, an increase of 100% over the 492,972 ounces produced in 2009

      •
      The Meadowbank Mine achieved commercial production in March of 2010; however, the mine, did miss the production target in 2010 due to crusher and other issues which are anticipated to be largely resolved in the latter half of 2011 through the installation of a permanent secondary crusher

      •
      LaRonde Mine extension proceeding on schedule

      •
      Construction at the Creston Mascota deposit at Pinos Altos completed in 2010

      •
      Additional opportunities for internal growth continuously being evaluated

  2.
  Grow gold reserves

    •
    Gold reserves increased year over year with a net increase of 16% in 2010, compared to year-end 2009, or 2.9 million ounces to a record total of 21.3 million ounces; of the 2.9 million ounce increase, 2.3 million ounces were at the Meliadine project and 0.3 million ounces pertained to resource conversion

    •
    This net increase in total gold reserves includes the replacement of the 1.0 million ounces of gold produced in 2010

    •
    The Company believes several of its deposits are on track to exceed five million ounces of proven mineral reserves

  3.
  Acquire small, think big

    •
    Significant gold reserve and resource growth largely from prior acquisitions that adhered to the "acquire small, think big" strategy; during 2010 the Company acquired the Meliadine property

    •
    Strategic investments made in several junior gold exploration companies in order to maintain a continuous pipeline of potential growth opportunities

  4.
  Be a low-cost producer

    •
    Consolidated total cash costs per ounce of $451 which the Company believes is competitive within the mining industry; the Company is, however, striving to further reduce costs. Additionally, the Company is expected to face input cost pressures being experienced industry wide

    •
    Minesite costs per tonne targets achieved at the LaRonde, Goldex, Lapa and Pinos Altos Mines. The mine site costs per tonne at the Kittila and Meadowbank mines are forecast to improve compared to 2010 levels

  5.
  Maintain a solid financial position

    •
    Bank credit facility increased to $1.2 billion

    •
    All six operating mines generating a positive operating margin and are covering their operating costs

    •
    2011 capital expenditure program fully funded

Key Performance Drivers

        The key drivers of financial performance for Agnico-Eagle are:

  •
  spot price of gold;

  •
  production volumes;

  •
  production costs;

  •
  spot prices of silver, zinc and copper; and

  •
  Canadian dollar/US dollar, Euro/US dollar, and Mexican peso/US dollar exchange rates.

        The exchange rates of the US dollar against the Canadian dollar, Euro and Mexican peso are important financial drivers:

  •
  the majority of operating costs at the LaRonde, Goldex, Lapa and Meadowbank Mines are paid in Canadian dollars while revenue is generated in US dollars;

  •
  a portion of operating costs at the Pinos Altos Mine are incurred in Mexican pesos; and

  •
  the majority of operating costs at the Kittila Mine are incurred in Euros.

        The Company may mitigate a portion of the impact of fluctuating exchange rates on its financial results by using currency hedging strategies.

Spot Price of Gold, Silver, Zinc and Copper

        The Company has never sold gold forward as this allows the Company to take full advantage of rising gold prices, and as management believes that low-cost production is the best protection against decreasing gold prices. As a result, the Company benefitted from the rising gold prices in 2010.

Gold P.M. Fix ($ per ounce)
(Source: Bloomberg)

	2010	2009	% increase
High price	$1,421	$1,227	16%
Low price	$1,058	$803	32%
Average price	$1,225	$974	26%
Average price received	$1,250	$1,024	22%

        In 2010, the market price for gold per ounce was on average 26% higher than in 2009. The Company's average realized price per ounce of gold in 2010 was 22% higher than in 2009. The Company was well-positioned to take advantage of market highs and achieved an average realized price that was greater than the increase in the average gold price in the market.

SILVER ($ per ounce) (Source: Bloomberg)	ZINC ($ per tonne) (Source: Bloomberg)	COPPER ($ per tonne) (Source: Bloomberg)

        Net silver, zinc, copper and lead revenue is treated as a reduction of production costs in calculating total cash costs per ounce of gold and therefore production and price assumptions for these metals are important factors in both revenue and total cash costs per ounce of gold for the LaRonde Mine. The realized sales price for each of these byproduct metals have increased in 2010 when compared to 2009. This contributed to the decline in 2010 total cash costs per ounce at the LaRonde Mine by $110 as compared to 2009. While the impact of these significantly fluctuating byproduct metal revenues resulted in higher net income from the LaRonde Mine, the future impact of fluctuations in byproduct metal prices will be substantially reduced as the LaRonde Mine's relative proportion of production declines (as other mines continue to ramp up) and the remainder of the Company's mines and mine projects either contain immaterial or no byproduct metals, with the exception of the Pinos Altos Mine, which contains significant byproduct silver.

Foreign Exchange Rates (Ratio to US$)

CANADIAN DOLLAR (Source: Bloomberg)	EURO (Source: Bloomberg)	MEXICAN PESO (Source: Bloomberg)

        In 2010, the Company's operating results and cash flows were influenced by changes in the relevant exchange rates against the US dollar. All of the Company's revenues are earned in US dollars but a substantial portion of its operating costs and capital costs are denominated in Canadian dollars. For much of 2010, the Canadian dollar gained strength as compared to the US dollar which had a negative effect on production costs and Canadian dollar — denominated capital expenditures when translated into US dollars. A stronger US dollar would result in lower reported production costs and capital expenditures in 2010 when translated into US dollars.

        The Kittila Mine's capital and operating costs were positively affected by the weaker Euro/US dollar exchange rate in 2010 and the Pinos Altos Mine's capital and operating costs were negatively affected by the stronger Mexican peso/US dollar exchange rate.

Production Volumes

        Changes in production volumes have a direct impact on the Company's financial results. In 2010, with the first full year of commercial production at the Kittila, Lapa and Pinos Altos Mines and the achievement of commercial production at the Meadowbank Mine during March 2010, a total of 10.2 million tonnes of ore was milled, a record for the Company. This is an increase of 60% as compared to 2009.

Production Costs

        Total cash costs per ounce of gold was $451 in 2010 compared to $346 in 2009. The increase in total cash costs per ounce of gold is primarily a result of the production at four new mines that have no byproduct revenue, immaterial byproduct revenue or significantly less byproduct revenue as compared to the LaRonde Mine. Good cost control was achieved as minesite costs per tonne at the LaRonde Mine rose slightly by C$3 to C$75 in 2010 in an inflationary environment for the industry through the majority of 2010. Minesite costs per tonne at the Goldex and Lapa Mines decreased by C$1 to C$22 and by C$26 to C$114, respectively, in 2010 as design efficiencies were achieved. At the Kittila Mine, minesite costs per tonne increased by €12 to €66, mainly due to ramping-up which offset the general increase in input prices in the underground portion of the mine and issues relating to the autoclave. Production costs at the Pinos Altos Mine remained relatively stable as design efficiencies were achieved throughout 2010. The production costs at the Meadowbank Mine were higher than budgeted during 2010 mainly due to the longer than expected ramping-up phase of this new mine which were related, in part, to issues surrounding crushing at the mill.

Results of Operations

Revenues from Mining Operations

        In 2010, revenue from mining operations increased 132% to $1,423 million from $614 million in 2009. The increase in revenue was mainly driven by the increase in gold production from the Company's Goldex, Kittila, Lapa, Pinos Altos and Meadowbank mines. In addition, higher sales prices were realized on gold, silver, zinc and copper.

        In 2010, sales of precious metals accounted for 93% of revenues, up from 87% in 2009 and 78% in 2008. The increase in the percentage of revenues from precious metals when compared to 2009 is largely due to the increase in gold production and prices. Revenue from mining operations are accounted for net of related smelting, refining, transportation and other charges. The table below sets out net revenue, production volumes and sales volumes by metal:

	2010	2009	2008
	(thousands)
Revenues from mining operations:
Gold	$1,216,249	$474,875	$227,576
Silver	104,544	59,155	59,398
Zinc	77,544	57,034	54,364
Copper	22,219	22,571	27,600
Lead	1,965	127	—

	$1,422,521	$613,762	$368,938

Production volumes:
Gold (ounces)	987,609	492,972	276,762
Silver (000s ounces)	5,305	4,035	4,079
Zinc (tonnes)	62,544	56,186	65,755
Copper (tonnes)	4,224	6,671	6,922
Sales volumes:
Gold (ounces)	973,057	463,660	258,601
Silver (000s ounces)	4,722	3,871	4,023
Zinc (tonnes)	59,566	58,391	62,653
Copper (tonnes)	4,223	6,689	6,913

        Revenue from gold sales increased by $741.4 million, or 156%, in 2010. Gold production increased to 987,609 ounces in 2010, up 100% from 492,972 ounces in 2009. This increase is attributable to the full year of commercial production at the Kittila, Lapa and Pinos Altos Mines during 2010 and the commencement of production at the Meadowbank Mine during March 2010. Realized gold prices increased 22% in 2010 to $1,250 per ounce from $1,024 per ounce in 2009.

        Silver revenue increased by $45.4 million, or 77%, in 2010 when compared to 2009 due to an increase in the realized sales price and increased production. Revenue from zinc sales increased by $20.5 million, or 36%, in 2010 when compared to 2009. The increase in zinc revenue was mainly due to an increase in realized zinc sales prices. Revenue from copper sales was relatively constant when compared to the previous year. However, the realized sales prices for copper in 2010 were 33% higher than 2009, which was offset by lower copper production.

Interest and Sundry Income

        Interest and sundry income consists mainly of interest on cash balances and premiums on call options written on available-for-sale securities held by the Company. Interest and sundry income was $10.3 million in 2010 compared to $12.6 million in 2009.

Available-for-sale Securities

        From time to time, the Company takes minority equity positions in other mining and exploration companies. As part of the Company's procedures to assess whether the value of its available-for-sale securities portfolio was reasonable for accounting purposes, it was determined (in accordance with the requirements of ASC 320 Investments — Debt and Equity Securities, prior authoritative literature: FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities") that a non-cash write-down was required in 2008. These write-downs do not necessarily reflect management's long-term outlook on the value of the securities, but rather an "other-than-temporary" impairment as defined in ASC 320. In 2010 and 2009, this determination resulted in no write-downs relating to its various investments as compared to $74.8 million of write-downs in 2008.

        In 2010, the sale of various available-for-sale securities resulted in a gain before taxes of $19.5 million compared to $10.1 million in 2009. Also during 2010, there was a net gain on the acquisition of Comaplex Minerals Corp. ("Comaplex"), of $57.5 million. The gain was driven by the mark-to-market gain on the shares of Comaplex purchased prior to the announcement of the acquisition that were accumulated within other comprehensive income and have now reversed through the Consolidated Statements of Income, partially offset by the costs of acquisition.

Production Costs

        In 2010, total production costs were $677.5 million compared to $306.3 million in 2009. This increase is due to significantly higher (100%) production with the full year of production at the Kittila, Lapa and Pinos Altos Mines and ten months of production at the Meadowbank Mine which achieved commercial production during March 2010. The table below sets out the components of production costs:

Production Costs	2010	2009	2008
	(thousands)
LaRonde	$189,146	$164,221	$166,496
Goldex	61,561	54,342	20,366
Kittila	87,740	42,464	—
Lapa	66,199	33,472	—
Pinos Altos	90,293	11,819	—
Meadowbank	182,533	—	—

Production costs per Consolidated Statement of Income	$677,472	$306,318	$186,862

        Production costs at the LaRonde Mine during 2010 were $189.1 million, an increase of approximately 15% as compared to 2009. During 2010, LaRonde processed an average of 7,102 tonnes of ore per day, compared to 6,975 tonnes of ore per day during 2009. Minesite costs per tonne were C$79 in the fourth quarter of 2010, compared to C$69 in the fourth quarter of 2009. For the full year, the minesite costs per tonne were C$75 compared with C$72 per tonne in 2009. The increase in minesite costs per tonne during 2010 is attributable to a general cost escalation in the mining industry (including labour and input costs).

        Production costs at the Goldex Mine were $61.6 million compared to $54.3 million in 2009. The increase is due to increased production and a stronger Canadian dollar. During 2010, Goldex processed an average of 7,621 tonnes of ore per day, above the 2009 average production of 7,164 tonnes of ore per day and design capacity of 7,000 tonnes per day. Minesite costs per tonne were C$21 in the fourth quarter of 2010 compared to C$23 in the fourth quarter of 2009. For the full year, the minesite costs per tonne were C$22 compared with C$23 per tonne in 2009.

        Both the Kittila and Lapa Mines achieved commercial production in May 2009. The Pinos Altos Mine achieved commercial production in November 2009.

        Production costs at the Kittila Mine during 2010 were $87.7 million compared to $42.5 million in 2009. The increase is mainly due to a full year of production in 2010. During 2010, Kittila processed an average of 2,631 tonnes of ore per day, above the 2009 average production of 2,057 tonnes of ore per day due to the 2009 ramping-up period. The processing design capacity of the Kittila mill is approximately 3,000 tonnes per day. The underachievement in actual processing versus capacity was mainly due to the bottleneck effect caused by the autoclave problems and shutdowns of the mill. Minesite costs per tonne were €79 in the fourth quarter of 2010 compared to €46 in the fourth quarter of 2009. For the full year, the minesite costs per tonne were €66, compared with €54 per tonne in 2009. The increase in minesite costs per tonne during 2010 is attributable to the combination of labour and contractor cost increase, autoclave issues as well as the commencement of underground production which was ramped-up during 2010.

        Production costs at the Lapa Mine during 2010 amounted to $66.2 million compared to $33.5 million in 2009. The increase is mainly due to a full year of production in 2010. During 2010, Lapa processed an average of 1,512 tonnes of ore per day, above the 2009 average production of 1,232 tonnes of ore per day due to the 2009 ramping-up period. The processing design capacity of the Lapa mill is approximately 1,500 tonnes per day. Minesite costs per tonne were C$115 in the fourth quarter of 2010 compared to C$148 in the fourth quarter of 2009. For the full year, the minesite costs per tonne were C$114, compared with C$140 per tonne in 2009. The decrease in minesite costs per tonne during 2010 is attributable to the achievement of design efficiencies.

        Production costs at the Pinos Altos Mine during 2010 were $90.3 million compared to $11.8 million in 2009. The increase is mainly due to a full year of production in 2010 versus two months of production in 2009. During 2010, Pinos Altos processed an average of 3,638 tonnes of ore per day, above the 2009 average production of 1,625 tonnes of ore per day due to the ramping-up period, but below design capacity of 4,000 tonnes per day. Minesite costs per tonne were $35 in the fourth quarter of 2010, compared to $27 in the fourth quarter of 2009. For the full year, the minesite costs per tonne were $35 compared with $27 per tonne in 2009. The increase in minesite costs per tonne during 2010 is mainly attributable to the additional hiring of contractors, the commencement of underground production during 2010, and the tailings filter issue.

        During March 2010, the Meadowbank Mine achieved commercial production. Total production costs since March 1, 2010 were $182.5 million. The daily average of ore processing amounted to 6,653 tonnes per day, below its design capacity of 8,500 tonnes per day as the Meadowbank Mine continues to ramp up.

 Total Production Costs by Category

        In 2010, total cash costs per ounce of gold increased to $451 from $346 in 2009 and $162 in 2008. The total cash costs per ounce of $451 represents a weighted average over all the Company's producing mines. In 2010, the LaRonde Mine total cash costs per ounce were negative $7, the Goldex Mine total cash costs per ounce were $335, the Kittila Mine total cash costs per ounce were $657, the Lapa Mine total cash costs per ounce were $529, the Pinos Altos Mine total cash costs per ounce were $425 and the Meadowbank Mine total cash costs per ounce were $693. Total cash costs per ounce are comprised of minesite costs incurred during the period and, for the LaRonde and Pinos Altos Mines, reduced by their related net byproduct revenue. Total cash costs per ounce are affected by various factors such as the quantity of gold produced, operating costs, Canadian dollar/US dollar exchange rates, Euro/US dollar exchange rates and Mexican peso/US dollar exchange rates and, at the LaRonde and Pinos Altos mines, the quantity of byproduct metals produced and byproduct metal prices. For 2010, the Company decided to report total cash costs using the more common industry practice of deferring certain stripping costs that can be attributed to future production. The methodology is in line with the Gold Institute Production Cost Standard. The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company's peers within the mining industry. The previous period's cash costs have also been adjusted to allow for comparability.

        Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year-over-year comparisons. This measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments, certain stripping costs that can be attributed to future production and asset retirement provisions and then dividing by the number of ounces of gold produced. Total cash costs per ounce is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance is affected by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitations inherent in this measure by using it in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the Consolidated Statement of Income and Comprehensive Income for inventory adjustments, certain stripping costs that can be attributed to future production and asset retirement provisions and then dividing by tonnes of ore processed through the mill. Since total cash costs per ounce data can be affected by fluctuations in byproduct metals prices, exchange rates and other adjusting items, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is affected by fluctuations in production levels and thus uses this measure as an evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in level of production versus changes in operating performance.

        Both of these non-US GAAP measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of production costs or cash flow measures prepared in accordance with US GAAP. The tables below reconcile total cash costs per ounce and minesite costs per tonne to the production costs presented in the consolidated financial statements prepared in accordance with US GAAP.

Total Production Costs by Mine

	2010	2009	2008
	(thousands, except as noted)
Total production costs per Consolidated Statements of Income and Comprehensive Income	$677,472	$306,318	$186,862
Attributable to LaRonde	189,146	164,221	166,496
Attributable to Goldex	61,561	54,342	20,366
Attributable to Lapa	66,199	33,472	—
Attributable to Kittila	87,740	42,464	—
Attributable to Pinos Altos	90,293	11,819	—
Attributable to Meadowbank	182,533	—	—

Total	$677,472	$306,318	$186,862

Reconciliation of Total Cash Costs per Ounce of Gold to Production Costs by Mine

LaRonde Total Cash Costs per Ounce	2010	2009	2008
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$189,146	$164,221	$166,496
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(192,155)	(138,262)	(142,337)
Inventory and other adjustments(i)	3,287	(3,809)	45
Non-cash reclamation provision	(1,344)	(1,198)	(1,194)

Cash operating costs	$(1,066)	$20,952	$23,010
Gold production (ounces)	162,806	203,494	216,208

Total cash costs (per ounce)(iii)	$(7)	$103	$106

Goldex Total Cash Costs per Ounce	2010	2009	2008
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$61,561	$54,342	$20,366
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	727	—	—
Inventory and other adjustments(i)	(253)	383	(448)
Non-cash reclamation provision	(216)	(196)	(72)

Cash operating costs	$61,819	$54,529	$19,846
Gold production (ounces)	184,386	148,849	47,347

Total cash costs (per ounce)(iii)	$335	$366	$419

Lapa Total Cash Costs per Ounce	2010	2009	2008
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$66,199	$33,472	$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	644	—	—
Inventory and other adjustments(i)	(4,683)	6,072	—
Non-cash reclamation provision	(57)	(25)	—

Cash operating costs	$62,103	$39,519	$—
Gold production (ounces)	117,456	52,602	—

Total cash costs (per ounce)(iii)	$529	$751	$—

Kittila Total Cash Costs per Ounce	2010	2009	2008
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$87,740	$42,464	$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	252	—	—
Inventory and other adjustments(i)	(4,774)	1,565	—
Non-cash reclamation provision	(334)	(254)	—

Cash operating costs	$82,884	$43,775	$—
Gold production (ounces)	126,205	65,547	—

Total cash costs (per ounce)(iii)	$657	$668	$—

Pinos Altos Total Cash Costs per Ounce	2010	2009	2008
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$90,293	$11,819	$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(25,052)	(625)	—
Inventory adjustments(i)	2,925	(5,356)	—
Non-cash reclamation provision	(858)	(100)	—
Stripping costs (capitalized vs expensed)(ii)	(11,857)	(253)	—

Cash operating costs	$55,451	$5,485	$—
Gold production (ounces)	130,431	9,634	—

Total cash costs (per ounce)(iii)	$425	$570	$—

Meadowbank Total Cash Costs per Ounce	2010	2009	2008
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$182,533	$—	$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(584)	—	—
Inventory adjustments(i)	6,911	—	—
Non-cash reclamation provision	(1,315)	—	—
Stripping costs (capitalized vs expensed)(ii)	(4,321)	—	—

Cash operating costs	$183,224	$—	$—
Gold production (ounces)	264,576	—	—

Total cash costs (per ounce)(iii)	$693	$—	$—

Reconciliation of Minesite Costs per Tonne to Production Costs by Mine

LaRonde Minesite Costs per Tonne	2010	2009	2008
	(thousands, except as noted)
Production costs	$189,146	$164,221	$166,496
Adjustments:
Inventory and other adjustments(iv)	3,287	234	45
Non-cash reclamation provision	(1,344)	(1,198)	(1,194)

Minesite operating costs (US$)	$191,089	$163,257	$165,347
Minesite operating costs (C$)	$194,993	$184,233	$176,893
Tonnes of ore milled (000s tonnes)	2,592	2,546	2,639

Minesite costs per tonne (C$)(v)	$75	$72	$67

Goldex Minesite Costs per Tonne	2010	2009	2008
Production costs	$61,561	$54,342	$20,366
Adjustments:
Inventory and other adjustments(iv)	(253)	383	(448)
Non-cash reclamation provision	(216)	(196)	(72)

Minesite operating costs (US$)	$61,092	$54,529	$19,846
Minesite operating costs (C$)	$62,545	$60,986	$23,224
Tonnes of ore milled (000s tonnes)	2,782	2,615	851

Minesite costs per tonne (C$)(v)	$22	$23	$27

Lapa Minesite Costs per Tonne	2010	2009	2008
Production costs	$66,199	$33,472	$—
Adjustments:
Inventory and other adjustments(iv)	(4,683)	6,072	—
Non-cash reclamation provision	(57)	(26)	—

Minesite operating costs (US$)	$61,459	$39,518	$—
Minesite operating costs (C$)	$62,771	$42,055	$—
Tonnes of ore milled (000s tonnes)	552	299	—

Minesite costs per tonne (C$)(v)	$114	$140	$—

Kittila Minesite Costs per Tonne	2010	2009	2008
Production costs	$87,740	$42,464	$—
Adjustments:
Inventory and other adjustments(iv)	(4,774)	1,565	—
Non-cash reclamation provision	(334)	(254)	—

Minesite operating costs (US$)	$82,632	$43,775	$—
Minesite operating costs (€)	€63,464	€30,568	€—
Tonnes of ore milled (000s tonnes)	960	563	—

Minesite costs per tonne (€)(v)	€66	€54	€—

Pinos Altos Minesite Costs per Tonne	2010	2009	2008
Production costs	$90,293	$11,819	$—
Adjustments:
Inventory and other adjustments(iv)	2,925	(5,356)	—
Non-cash reclamation provision	(858)	(100)	—
Stripping costs (capitalized vs expensed)(ii)	(11,857)	(253)	—

Minesite operating costs (US$)	$80,503	$6,110	$—
Tonnes of ore milled (000s tonnes)	2,318	227	—

Minesite costs per tonne (US $)(v)	$35	$27	$—

Meadowbank Minesite Costs per Tonne	2010	2009	2008
Production costs	$182,533	$—	$—
Adjustments:
Inventory and other adjustments(iv)	6,911	—	—
Non-cash reclamation provision	(1,315)	—	—
Stripping costs (capitalized vs expensed)(ii)	(4,321)	—	—

Minesite operating costs (US$)	$183,808	$—	$—
Minesite operating costs (C$)	$190,980	$—	$—
Tonnes of ore milled (000s tonnes)	2,001	—	—

Minesite costs per tonne (C$)(v)	$95	$—	$—

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs per ounce are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
The Company has decided to report total cash costs per ounce using the more common industry practice of deferring certain stripping costs that can be attributed to future production. The methodology is in line with the Gold Institute Production Cost Standard. The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company's peers within the mining industry. The previous period's cash costs have been adjusted for comparability purposes.

(iii)
Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. This measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct metals revenues, stripping costs, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)
This inventory adjustment reflects production costs associated with unsold concentrates.

(v)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments, stripping costs and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs per ounce data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate since four operating mines are located in Canada. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the past several years. During the period from January 1, 2005 to December 31, 2010, the noon buying rate, as reported by the Bank of Canada has fluctuated from C$1.30 per US$1.00 to C$0.91 per US$1.00. In addition, a significant portion of the Company's expenditures at the Kittila Mine and the Pinos Altos Mine are denominated in Euros and Mexican pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years as well.

Exploration and Corporate Development Expense

        Exploration drilling during 2010 resulted in an increase of 2.9 million ounces of gold contained in mineral reserves at the end of the year, due to conversion from the mineral resource category. In spite of this conversion, the mineral resources continued to grow marginally over 2009 levels at several of the mines by an approximately 0.3 million ounces to a total of 21.3 million ounces.

        Set out below is a summary of the significant exploration and corporate development activities undertaken in 2010:

  •
  Canadian regional exploration expenditures were $28.3 million in 2010, an increase of $17.2 million compared to 2009. This increase was mainly attributable to the exploration activities at the Meliadine property since it was acquired by the Company in July 2010. Results on the Meliadine property have been very encouraging, especially on the Tiriganiaq, F zone, Wolf and Wesmeg zones. In addition, aggressive exploration activities were focused a few kilometres west of the LaRonde Mine at the Company's Ellison and Bousquet Zone 5 projects.

  •
  During 2010, approximately $8.3 million of regional exploration expenses were incurred on the Pinos Altos Mine property in Mexico. The most concentrated drill programs in 2010 focused on the potential to develop satellite deposits including Cubiro, Sinter and San Eligio.

  •
  The Company incurred exploration expenditures of $7.0 million during 2010 in Nevada, a decrease of $0.1 million compared to 2009. In Nevada, exploration activities during 2010 were concentrated on the West Pequop property located in the northeastern region of the state.

  •
  During 2010, regional exploration expenditures in northern Finland were $4.6 million, a decrease of $0.8 million compared to 2009. The Company continued its aggressive exploration program at the Suurikuusikko structures around the Kittila Mine.

  •
  The Company's corporate development team continued to be active in 2010 in evaluating many new properties and possible acquisition opportunities, resulting in a doubling of the corporate development expense when compared to 2009. During 2010, the team was significantly involved with the Meliadine acquisition.

        The table below sets out exploration expense by region and total corporate development expense:

	2010	2009	2008
	(thousands)
Canada (except Meliadine)	$18,423	$11,194	$7,966
Meliadine	9,923	—	—
Latin America	8,268	9,212	7,426
United States	7,042	7,176	9,347
Europe	4,569	5,325	7,017
Corporate development expense	6,733	3,372	2,948

	$54,958	$36,279	$34,704

General and Administrative Expenses

        General and administrative expenses increased to $94.3 million in 2010 from $63.7 million in 2009. This was attributable to the increase of Quebec regional general and administrative expenses as this regional support division focused on new development projects in 2010 as compared to supporting the Company's construction projects in 2009, resulting in a $9.7 million increase from year to year. In addition, there was an increase in stock option expense due to a higher volume of stock options granted and an increase in the Black-Scholes calculated value of the options granted. Of the total general and administrative expenses, stock-based compensation was $38.1 million and $27.1 million in 2010 and 2009, respectively.

Provincial Capital Taxes

        These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred. Provincial capital taxes decreased to a recovery of $6.1 million in 2010 compared to an expense of $5.0 million in 2009 due to the reinstatement of previously disallowed Quebec resource credits. Ontario capital tax was eliminated on July 1, 2010, while Quebec capital tax was eliminated at the end of 2010. Therefore, the provincial capital tax expense is expected to be nil in 2011 and going forward.

Amortization Expense

        The consolidated amortization expense for the year increased to $192.5 million in 2010, compared to $72.5 million in 2009, largely as a result of a full year of production at the Kittila, Lapa and Pinos Altos Mines during 2010 and the commencement of commercial production at the Meadowbank Mine during March 2010. Amortization expense commences once a mine achieves commercial production.

Interest Expense

        In 2010, interest expense increased to $49.5 million from $8.4 million in 2009 and $3.0 million in 2008. The table below shows the components of interest expense:

	2010	2009	2008
	(thousands)
Stand-by fees on credit facilities	$8,159	$2,730	$1,163
Amortization of credit facilities financing and note issuance costs	3,507	2,392	1,192
Government interest, penalties and other	2,165	3,326	597
Interest on credit facilities	10,795	15,470	4,584
Interest on notes	29,423	—	—
Interest capitalized to construction in progress	(4,556)	(15,470)	(4,584)

	$49,493	$8,448	$2,952

Foreign Currency Translation Gain

        The foreign currency translation loss was $19.5 million in 2010, compared to a loss of $39.8 million in 2009. The significant negative effect of exchange rates is attributable to the weakening of the US dollar against the Canadian dollar and the Euro during 2010. The loss is mainly due to the impact on the foreign currency future tax liabilities and is partially off-set by the impact on cash balances in Canadian dollars and Swedish krona, the currency in which the Company's Swedish subsidiaries pay tax.

Income and Mining Taxes

        In 2010, the effective accounting income and mining tax expense rate was 23.7%, compared to 19.9% in 2009 and 23.8% in 2008. There was one unusual item recognized in 2010, which reduced the effective tax rate from the statutory tax rate. During the second quarter of 2010, the Company executed the newly enacted Quebec foreign currency election to commence using the US dollar as its functional currency for Quebec income tax purposes. As the related tax legislation was enacted in the second quarter of 2010, this election applies to taxation years ended December 31, 2008 and subsequent. This election resulted in a deferred tax benefit of $21.8 million for the period ended December 31, 2010.

        The beneficial unusual item above is partially offset by permanent differences, principally stock-based compensation that is not deductible for tax purposes in Canada and non-taxable foreign exchange losses. In addition, Quebec mining duties (current and deferred) increase the effective tax rate.

Supplies Inventory

        The supplies inventory balance as of December 31, 2010 increased significantly to $149.6 million, compared to the December 31, 2009 balance of $100.9 million. This increase is mainly attributable to the build-up of supplies inventory at the Meadowbank Mine due to a full year of production and an increased consumption of supplies (including fuel) due to operating conditions and increased maintenance requirements. In addition, supplies inventory at the Pinos Altos Mine increased to support underground mining operations and operations at the Creston Mascota deposit.

        During July 2010, the Company acquired Comaplex, whose sole asset at the time it was acquired was the Meliadine property located in Nunavut, Canada, 290 kilometres southeast of the Company's existing Meadowbank Mine. The Company expects to achieve efficiencies by leveraging experience gained from the development of the Meadowbank Mine, if it determines to build a mine at Meliadine. This acquisition was accounted for as a business combination under US GAAP and resulted in the recognition of $200.1 million in goodwill.

Liquidity and Capital Resources

        At the end of 2010, the Company's cash and cash equivalents, short-term investments and restricted cash totalled $104.6 million, compared to $163.6 million at the end of 2009. This decrease, which resulted from investing and financing activities, was partially offset by operating activities. In 2010, cash used in investing activities decreased to $523.3 million from $587.6 million in 2009. The investing activities in 2010 mainly consisted of project capital expenditures at the Meadowbank Mine, the LaRonde Mine extension, the Creston Mascota deposit and sustaining capital expenditures at all of the Company's operating mines. Cash flow provided by operating activities increased significantly to $483.5 million in 2010 from $115.1 million in 2009 mainly due to the full year of production from the Kittila, Lapa and Pinos Altos Mines and ten months of production from the Meadowbank Mine. In addition, higher realized sales prices for all metals, especially gold, also contributed to the increase of cash flow provided by operating activities. In 2010, cash used in financing activities increased to $21.9 million compared to 2009 when cash provided from financing activities was $559.8 million. The cash provided from financing activities in 2009 was mainly attributable to the bank debt drawdowns of $625.0 million.

        In 2010, the Company invested $511.6 million of cash in new projects and sustaining capital expenditures. Major expenditures in 2010 included $173.9 million on construction at the Meadowbank Mine, $62.0 million on construction at the LaRonde Mine extension, $43.4 million on construction at the Creston Mascota deposit and $225.0 million for sustaining capital expenditures at the LaRonde, Goldex, Kittila, Lapa and Pinos Altos Mines. The remaining capital expenditures to complete all of the Company's projects are expected to be funded by cash provided by operating activities and cash on hand. A significant portion of the Company's cash and cash equivalents are denominated in US dollars.

        During 2010, the Company received net proceeds on available-for-sale securities equal to $36.6 million compared to $48.3 million during 2009. Also during 2010, the Company purchased available-for-sale securities for $42.5 million compared to $6.4 million in 2009. This was mainly due to the 12.7% ownership position acquired in Queenston Mining Incorporated during the fourth quarter of 2010.

        In 2010, the Company declared its 29th consecutive annual dividend. The dividend increased significantly to $0.64 per share from $0.18 per share in 2009. During the first quarter of 2010, the Company paid out its 2009 dividend, amounting to $26.8 million. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's board of directors (the "Board") and will be subject to factors such as income, financial condition and capital requirements. Also in 2010, the Company issued common shares for gross proceeds of $84.7 million. This was mainly due to stock option exercises and issuances under the Company's employee share purchase plan.

        In 2010, the Company increased amounts available from the syndicate of banks that comprised its lenders from an aggregate of $900 million to $1.2 billion in a transaction under which the Company also terminated one of its bank credit facilities (see note 4 to the Company's audited consolidated financial statements).

        As at December 31, 2010, the Company had drawn $50.0 million from its bank credit facility. In addition, the amounts available under the credit facility are reduced by letters of credit drawn under the facility. Letters of credit outstanding under the credit facility at December 31, 2010 totalled $29.4 million. Accordingly, the amount available to be borrowed as at December 31, 2010, was approximately $1.12 billion. The credit facility requires the Company to maintain specified financial ratios and meet financial condition covenants. These financial condition covenants were met as of December 31, 2010.

        In June 2009, the Company entered into a C$95 million financial security guarantee issuance agreement with Export Development Canada (the "EDC Facility"). Under the agreement, which matures in June 2014, Export Development Canada agreed to provide guarantees in respect of letters of credit issued on behalf of the Company in favour of certain beneficiaries in respect of obligations relating to the Meadowbank Mine. As at December 31, 2010, outstanding letters of credit drawn under the EDC Facility totalled C$75.6 million.

        On April 7, 2010, the Company closed a note offering with institutional investors in the United States and Canada for a private placement of $600 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "Notes"). The Notes have a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of Notes were used to repay amounts under the Company's then outstanding credit facilities.

        Agnico-Eagle's contractual obligations as at December 31, 2010 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(millions)
Letter of credit obligations	$2.3	$—	$2.3	$—	$—
Reclamation obligations(1)	179.6	2.0	4.7	6.4	166.5
Purchase commitments	61.8	10.3	13.7	8.9	28.9
Pension obligations(2)	5.8	0.1	1.0	1.0	3.7
Capital and operating leases	64.2	14.5	31.0	13.8	4.9
Long-term debt repayment obligations(3)	650.0	—	—	50.0	600.0

Total(4)	$963.7	$26.9	$52.7	$80.1	$804.0

Notes:

(1)
Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here. These estimated costs are recorded in the Company's consolidated financial statements on a discounted basis in accordance with ASC 410-20 — Asset Retirement Obligations (prior authoritative literature: FASB Statement No. 143, "Accounting for Asset Retirement Obligations"). See Note 5(a) to the audited consolidated financial statements.

(2)
The Company has retirement compensation arrangement plans (the "RCA Plans") with certain executives. The RCA Plans provide pension benefits to each of these executives equal to 2% of the executive's final three-year average pensionable earnings for each year of service with the Company less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCA Plans are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

(3)
For the purposes of the Company's obligations to repay amounts outstanding under its credit facility, the Company has assumed that the indebtedness will be repaid at the current expiry date of the credit facility.

(4)
The Company's estimated future positive cash flows are expected to be sufficient to satisfy the obligations set out above.

Off-Balance Sheet Arrangements

        The Company has the following off-balance sheet arrangements: operating leases (see Note 13(b) to the audited consolidated financial statements) and $111.3 million of outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes (see Note 12 to the audited consolidated financial statements). If the Company were to terminate these off-balance sheet arrangements, the penalties or obligations would be insignificant based on the Company's liquidity position, as outlined in the table below.

2011 Liquidity and Capital Resources Analysis

        The Company believes that it has sufficient capital resources to satisfy its 2011 mandatory expenditure commitments (including the future obligations set out above) and discretionary expenditure commitments. The following table sets out expected future capital requirements and resources for 2011:

Amount (millions)
2011 Mandatory Commitments:
Contractual obligations (from table above)	$27
Dividend payable (declared in 2010)	108
Goldex government grant	3

Total 2011 mandatory expenditure commitments	$138

2011 Discretionary Commitments:
Budgeted capital expenditures	$313

Total 2011 mandatory and discretionary expenditure commitments	$451

2011 Capital Resources:
Cash, cash equivalents and short term investments (at December 31, 2010)	$102
Estimated 2011 operating cash flow	476
Working capital (at December 31, 2010) (excluding cash, cash equivalents and short-term investments)	269
Available under the Credit Facilities	1,121

Total 2011 Capital Resources	$1,968

        While the Company believes its capital resources will be sufficient to satisfy all 2011 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which includes its construction projects and future dividends, should extremely negative financial circumstances arise in the future.

Outlook

        The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see "Note to Investors Concerning Forward-Looking Information" for a discussion of assumptions and risks relating to such statements and information.

Gold Production Growth

LaRonde Mine Extension

        In 2011, payable gold production at the LaRonde Mine is expected to be approximately 157,200 ounces of gold, as the gold grade of the stopes scheduled to be mined does not increase until late in the year, when the deeper, gold-rich ore of the LaRonde Mine extension will be accessed. Total cash costs per ounce at the LaRonde Mine in 2011 are expected to be approximately $54 reflecting the assumption of significantly higher silver and copper prices (byproduct metal revenue) going forward.

        Over the 2012 to 2015 period, annual average gold production is expected to be approximately 290,000 ounces. Over the same period, total cash costs per ounce are expected to average approximately $381 as byproduct revenues are projected to decline significantly, largely due to lower zinc grades at depth. However, depending on prevailing byproduct prices over the next several years, the potential exists to extend the life of the upper mine by mining lower grade (predominantly zinc) ore that becomes economic. The effect of this would likely be lower total cash costs per ounce due to the byproduct metal revenue.

Goldex Mine

        The Goldex Mine is anticipated to produce approximately 183,500 ounces of gold in 2011 at estimated total cash costs per ounce of approximately $349. This is in line with the total cash costs per ounce incurred in 2010 and compares favourably to 2009, which reflects the ongoing optimization efforts at the mine and improved throughput.

        Over the period of 2012 through 2015, annual average gold production of approximately 179,000 ounces is expected, with total cash costs per ounce estimated to average approximately $344.

        Due to exploration success in 2010, it is possible that the mine life may be extended as the deeper D-Zone is explored and quantified. Beginning in 2011, it is expected that a ramp will be driven below the current workings to facilitate additional drilling which would be incorporated in a feasibility study considering the extraction of this zone. The study is expected to be completed in mid-2013.

Kittila Mine

        In 2011, the Kittila Mine is expected to produce approximately 149,700 ounces of gold, while from 2012 through 2015, it is expected to produce an average of 173,000 ounces per year. Total cash costs per ounce in 2011 are expected to be approximately $548 per ounce. From 2012 through 2015, total cash costs per ounce are expected to average approximately $501.

        Reflecting the continued growth of the Kittila orebody, a feasibility study regarding an initial expansion is underway. The study, which will evaluate the potential for an expansion of at least 50% in throughput, is expected to be completed in the third quarter of 2011.

Lapa Mine

        Gold production during 2011 is expected to be approximately 124,800 ounces at estimated total cash costs per ounce of approximately $518. Over the period of 2012 to 2014, annual average gold production of approximately 119,000 ounces is expected, with total cash costs per ounce expected to average $535. According to the current mine plan, the last year of the mine's life will be a partial year in 2015. However, the Company will continue its exploration program at Lapa in 2011 and plans to extend the underground exploration drift to facilitate drilling along the trend to the east and at depth. These areas have not previously been explored. The drilling is intended to investigate the possibility of extending the mine life.

Pinos Altos Mine

        Total gold production in 2011 is expected to be approximately 199,000 ounces at estimated total cash costs per ounce of approximately $406. Over the period of 2012 to 2015, the mine (including production from the Creston Mascota deposit) is expected to produce an average of 230,000 ounces of gold per year. From 2012 through 2015, total cash costs per ounce are expected to average approximately $334.

        Construction on the satellite Creston Mascota deposit was completed with the first gold production occurring during the fourth quarter of 2010. Commercial production at this heap leach operation is expected to be achieved in the first quarter of 2011.

        The Company is evaluating alternatives with respect to increasing the underground mine capacity at Pinos Altos either through an additional production ramp or a production shaft. The study is expected to be completed near the end of 2011. In 2011, studies are continuing in regards to the development of several other satellite deposits on the Pinos Altos concession package including the Sinter, Cubiro and San Eligio zones. Exploration activities in 2011 will focus on conversion of current gold resources to reserves and extending the mine life.

Meadowbank Mine

        Gold production in 2011 is expected to be approximately 361,600 ounces at estimated total cash costs per ounce of approximately $597. The mine is expected to produce an average of 399,000 ounces of gold per year from 2012 to 2015. From 2012 through 2015, total cash costs per ounce are expected to average approximately $511.

        The Meadowbank Mine is still early in its life cycle (commercial production achieved March 2010) and as such continues to go through start-up issues that are not uncommon for a large, complex and remote mine. The 2011 production forecast reflects continued progress in resolving these start-up issues, and the installation of a permanent secondary crushing unit during the third quarter, which is expected to resolve crushing issues, thereby reaching design capacity of 8,500 tonnes per day.

        In early 2011, the kitchen facilities to support the employee camp at the Meadowbank Mine sustained extensive damage as a result of a fire. The fire was contained to the kitchen and there were no injuries sustained. Although processing and mining operations continue, the Company is assessing the potential impact on short-term production of any temporary reduction in personnel.

        During the 2011 drilling season, conversion and expansion of the indicated and inferred resource around the southern end of the Goose deposit will remain the priority. In addition, the exploration program in 2011 will continue to focus on resource-to-reserve conversion and the expansion of resources and reserves at the Vault deposit where recent exploration has suggested that additional mineralization may have the potential to extend the life of the mine.

Meliadine Project

        In July 2010, Agnico-Eagle completed the acquisition of the Meliadine project near Rankin Inlet, Nunavut.

        The initial reserve estimate is 2.6 million ounces of gold from 9.5 million tonnes grading 8.5 grams per tonne. It is expected that this reserve will continue to grow rapidly as the large gold resource is drilled extensively over the next 12 months. Pending further drilling, feasibility study and a determination by the company to commence mining operations, this large gold deposit could have first production as early as late in 2015 or early 2016. Approximately $65 million is expected to be spent on Meliadine in 2011.

Growth Summary

        With the achievement of commercial production of the Goldex Mine in 2008, Kittila, Lapa and Pinos Altos Mines in 2009 and the Meadowbank Mine in March 2010, the Company has completed its transformation from a one-mine operation to a six-mine company resulting in record gold reserves and record annual financial and operating results. As the Company begins the next five-year growth phase from its expanded production platform, it will continue to deliver on its vision and growth strategy. In 2010, gold production increased significantly by 100% from 2009 levels to 987,609 ounces and in 2011, the Company is anticipating that total gold production will grow to between approximately 1.13 and 1.23 million ounces. Based on exploration results to date and planned exploration programs in 2011, the Company believes it is well positioned to potentially have several five-million-ounce gold deposits. The Company's goal is to increase gold reserves from its existing portfolio of mines and development projects, exceeding 22 million ounces by year-end 2011. Further internal growth opportunities are expected to add to production post-2011. In summary, the Company anticipates that the main contributors to the targeted increase in gold production, gold reserves, and increases to gold resources, could include:

  •
  Continued conversion of Agnico-Eagle's current gold resources to reserves

  •
  Increased production from LaRonde as the mine accesses the deeper higher grade orebody

  •
  At least 50% throughput expansion at the Kittila Mine, reflecting continued growth of orebody

  •
  Resource conversion and continued expansion along strike at Meliadine project

  •
  Expansion at depth and along strike of D zone at Goldex

  •
  Resource expansion and scoping study at Bousquet Zone 5 deposit

  •
  Extension of the Westwood deposit on the Ellison property, immediately west of LaRonde and Bousquet

  •
  Resource conversion at Lapa Zulapa Corridor target and extension of the Lapa Contact zone

  •
  Extension at depth and along strike at Goose Island and Goose South at Meadowbank

  •
  Extension to the south and east at the Vault deposit at Meadowbank

  •
  Extensions at depth at the Sinter and Cubiro zones at Pinos Altos

Financial Outlook

Mining Revenue and Production Costs

        In 2011, the Company expects to continue to generate strong cash flow as production volumes are expected to increase by approximately 18% to between 1.13 million ounces and 1.23 million ounces due to relatively steady production at the LaRonde, Goldex, Pinos Altos and Lapa Mines and the ramping up to designed capacity at the Kittila and Meadowbank Mines. Metal prices will have a large impact on financial results and, although the Company cannot predict the prices that will be realized in 2011, gold prices in early 2011 (to March 18, 2011) have remained strong. On March 18, 2011, the gold spot price closed at an all time record high of $1,438 per ounce.

        The table below sets out actual production for 2010 and estimated production in 2011.

	2011 Estimate	2010 Actual
Gold (ounces)	1,175,800	987,609
Silver (000s ounces)	6,224	5,305
Zinc (tonnes)	71,800	62,544
Copper (tonnes)	4,386	4,224

        For 2011, the Company is expecting total cash costs per ounce at the LaRonde Mine to be $54 compared to negative $7 in 2010. In calculating estimates of total cash costs per ounce, net silver, zinc and copper revenue is treated as a reduction of production costs, and therefore production and price assumptions for these metals play an important role in these estimates for the LaRonde Mine, due to its large byproduct production. An increase in byproduct metal prices above forecast levels would result in improved cash costs for the LaRonde Mine. In addition, the Pinos Altos Mine contains significant byproduct silver.

        In 2011, total cash costs per ounce at the Goldex, Kittila, Lapa, Pinos Altos and the Meadowbank Mines are expected to be $349, $548, $518, $406 and $597, respectively. As production costs at the LaRonde, Goldex, Lapa and Meadowbank Mines are denominated mostly in Canadian dollars, the production costs at the Kittila Mine are denominated mostly in Euros and the production costs at the Pinos Altos Mine are denominated mostly in Mexican pesos, the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates also affect the estimates. The foreign exchange rates have been trending unfavorably for the Company as the US dollar has depreciated relative to these currencies since late 2010.

        The table below sets out the metal price assumptions and exchange rate assumptions used in deriving the estimated total cash costs per ounce for 2011 (production estimates for each metal are shown in the table above) as well as the market average closing prices for each variable for the period of January 1 to March 18, 2011.

	Cash Cost Assumptions	Market Average
Silver (per ounce)	$22.00	$31.01
Zinc (per tonne)	$2,100	$2,402
Copper (per tonne)	$8,000	$9,661
C$/US$ exchange rate	$1.0300	$0.9871
Euro/US$ exchange rate	$0.7692	$0.7350

        The table below sets out the estimated approximate sensitivity of the Company's 2011 estimated total cash costs per ounce to a change in metal price and exchange rate assumptions:

Change in variable	Impact on total cash costs ($/oz.)
1% C$/US$	$5
1% Euro/US$	$1
$100/per tonne of Zinc	$6
$1/oz Silver	$5
$200/per tonne of Copper	$1

Note:

The sensitivities presented are based on the production and price assumptions set out above. Operating costs are not affected by fluctuations in byproduct metal prices. The Company may use derivative strategies to limit the downside risk associated with fluctuating byproduct metal prices and enters into forward contracts to lock in exchange rates based on projected Canadian dollar, Euro and Mexican peso operating and capital needs. Please see "Risk Profile — Metal Price and Foreign Currency" and "Risk Profile — Derivatives". Please see "Results of Operations — Production Costs" for a discussion about the use of the non-US GAAP financial measure total cash costs per ounce.

Exploration Expense

        In 2011, Agnico-Eagle expects expenditures of $105 million on grassroots exploration and corporate development, comprised mostly of grassroots exploration outside of the Company's currently contemplated mining areas in Canada, Latin America, Finland and the United States. Exploration is success driven and thus these estimates could change materially based on the success of the various exploration programs. In addition, when it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of exploration to further delineate the ore body on such property are capitalized. In 2011, the Company expects to capitalize $40 million on exploration related to further delineating ore bodies and converting resources into reserves.

Other Expenses

        Cash general and administrative expenses are not expected to increase materially in 2011; however non-cash variances may occur as a result of variances in the Black-Scholes pricing of any stock options granted by the Company in 2011. In 2011, provincial capital taxes are expected to be nil since the Ontario provincial capital tax was eliminated on July 1, 2010 and Quebec capital tax was eliminated at the end of 2010. Amortization is expected to be approximately $227 million mainly due to the first full year of amortization of the Meadowbank Mine. Interest expense in 2011 is expected to be approximately $49 million due to the long-term debt and standby fees associated with the $1.2 billion Credit Facility. The Company's effective tax rate is expected to be approximately 30% to 35% in 2011 compared to an effective rate of 23.7% in 2010. The lower effective rate in 2010 was due to the factors mentioned in "Results of Operations — Income and Mining Taxes" above.

Capital Expenditures

        Agnico-Eagle's gold growth program remains well funded. Capital expenditures, including construction and development costs, sustaining capital and capitalized exploration costs, are expected to total approximately $313 million in 2011. During 2011, the Company expects to generate internal cash flow from the sale of 1.13 — 1.23 million ounces of gold and the associated byproduct metals. The breakdown of the 2011 capital expenditures program is as follows:

  •
  $55 million in capital expenditures related to construction and development at the LaRonde Mine extension;

  •
  $41 million in sustaining capital expenditures related to the LaRonde Mine;

  •
  $6 million in capital expenditures related to construction and development at the Creston Mascota deposit at the Pinos Altos Mine;

  •
  $26 million in sustaining capital expenditures related to the Pinos Altos Mine;

  •
  $52 million in sustaining capital expenditures related to the Kittila Mine;

  •
  $26 million in sustaining capital expenditures related to the Goldex Mine;

  •
  $53 million in sustaining capital expenditures related to the Meadowbank Mine;

  •
  $14 million in sustaining capital expenditures related to the Lapa Mine; and

  •
  $40 million in capitalized exploration expenditures.

        The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used, depending on the size of the acquisition, Agnico-Eagle may be required to borrow money or issue securities to fund such cash requirements.

Risk Profile

        The Company mitigates the likelihood and potential severity of the various risks it encounters in its day-to-day operations through the application of high standards in the planning, construction and operation of mining facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. The Company's operating and technical personnel have a solid track record of developing and operating precious metal mines, and several of the Company's mines have received safety and development awards for excellence in this regard. Nevertheless, the Company and its employees continue with a focused effort to improve workplace safety, and the Company has placed additional emphasis on safety procedure training for both mining and supervisory employees.

        The Company also mitigates some of its normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Item 3 Key Information — Risk Factors" in the Form 20-F.

Metal Price and Foreign Currency

        Agnico-Eagle's net income is most sensitive to metal prices and the Canadian dollar/US dollar and Euro/US dollar exchange rates. For the purpose of the sensitivities set out in the table below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $1,050 per ounce;

  •
  Silver — $22.00 per ounce;

  •
  Zinc — $2,100 per tonne;

  •
  Copper — $7,000 per tonne;

  •
  Canadian dollar/US dollar — C$1.03 per $1.00; and

  •
  Euro/US dollar — $1.30 per €1.00.

        Changes in the market price of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the exchange rates are due to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2010, the ranges of metal prices and exchange rates were:

  •
  Gold: $1,058 — $1,421 per ounce averaging $1,225 per ounce;

  •
  Silver: $15.14 — $30.70 per ounce averaging $20.19 per ounce;

  •
  Zinc: $1,596 — $2,686 per tonne averaging $2,159 per tonne;

  •
  Copper: $6,068 — $9,650 per tonne averaging $7,543 per tonne;

  •
  Canadian dollar/US dollar: C$0.9980 — C$1.0758 per $1.00 averaging C$1.0302 per $1.00; and

  •
  Euro/US dollar: $1.1923 — $1.4514 per €1.00 averaging $1.3266 per €1.00.

        The following table sets out the estimated impact on 2011 total cash costs per ounce of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2010 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2011.

Changes in variable	Impact on total cash costs per ounce
Canadian dollar/US dollar	$49
Euro/US dollar	$7
Zinc	$13
Silver	$12
Copper	$2

        In order to mitigate the impact of fluctuating precious and base metal prices, the Company occasionally enters into derivative transactions under its Metal Price Risk Management Policy, approved by the Board. The Company's policy and practice is not to sell forward its gold production. However, the policy does allow the Company to use other hedging strategies where appropriate to mitigate foreign exchange and base metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum base metal prices while maintaining full exposure to gold price. In 2009, the Risk Management Committee approved the strategy of using short-term call options in an attempt to enhance the realized base metal prices. The Company's policy does not allow speculative trading.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. From time to time the Company has entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board, to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), as these do not give rise to cash exposure. The Company's foreign currency derivative strategy includes the use of purchased puts, sold calls, collars and forwards. The Company's policy does not allow speculative trading.

Cost Inputs

        The Company also considers and may enter into risk management strategies to mitigate price risk on certain consumables (including, but not limited to, energy). These strategies have largely been confined to longer term purchasing contracts but may include financial and derivative instruments.

Interest Rates

        The Company's current exposure to market risk for changes in interest rates relates primarily to the drawdown on the credit facility and its investment portfolio. Drawdowns on the credit facility are used, primarily, to fund a portion of the capital expenditures related to the Company's development projects and working capital requirements. As at December 31, 2010, the Company had drawn down $50 million on the credit facility. In addition, the Company usually invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As at December 31, 2010, short-term investments amounted to $6.6 million.

        Amounts drawn under the credit facility are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavorable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates. In 2010, there were no interest rate derivative instruments in place.

Financial Instruments

        The Company, from time to time, enters into contracts to limit the risk associated with decreased byproduct metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico-Eagle does not use complex derivative contracts to hedge exposures. The Company uses simple contracts, such as puts and calls, collars and forwards.

        Using financial instruments creates various financial risks. Credit risk is the risk that the counterparties to financial contracts will fail to perform on an obligation to the Company. Credit risk is partially mitigated by dealing with high quality counterparties such as major banks. Market liquidity risk is the risk that a financial position cannot be liquidated quickly. The Company primarily mitigates market liquidity risk by spreading out the maturity of financial contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Since derivative contracts are used as economic hedges, for most of the contracts, changes in the mark-to-market value will affect income. For a description of the accounting treatment of derivative contracts, please see "Critical Accounting Estimates — Financial Instruments".

Operational Risk

        The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

        As a result of a full year of production at the Kittila, Lapa and Pinos Altos Mines and the startup of production at the Meadowbank mine in March 2010, the Company's gold production and operating margin has diversified, reflecting the transition from one mine to six mines. In 2010, Meadowbank contributed the highest percentage at approximately 27% of the Company's production, and will continue to account for a significant portion of gold production and operating margin going forward, as optimization continues and it achieves its design parameters. The table below outlines forecasted estimated payable gold production per mine for 2011:

	Estimated Payable Production (oz)	Estimated Payable Production (%)
LaRonde	157,200	13
Goldex	183,500	16
Lapa	124,800	11
Meadowbank	361,600	31
Kittila	149,700	13
Pinos Altos	168,400	14
Creston Mascota	30,600	2

Total	1,175,800	100

        However, mining is a complex and unpredictable business and, therefore, the Company provides a range of expected production of 1.13 to 1.23 million ounces. While this is the expected range of production, actual production may fall outside this range. Any adverse condition affecting mining or milling conditions could be expected to have a material adverse effect on the Company's financial performance and results of operations. One of the Company's major development programs is the extension of the LaRonde Mine below Level 245, referred to as the LaRonde Mine extension. This program involves the construction of infrastructure at depth and extraction of ore from new zones, and may present new challenges for the Company. Gold production at the LaRonde Mine above Level 245 has started to decline. The Kittila, the Lapa and the Pinos Altos Mines commenced commercial production in 2009, while the Meadowbank Mine achieved commercial production in March 2010; however, Kittila and Meadowbank continue to be optimized and are not expected to reach design capacity until 2011. In addition, production from the Kittila and Meadowbank Mines in 2011 may be lower than anticipated if there are delays in achieving full production rates. The Company anticipates using revenue generated by its operations to finance the capital expenditures required at its mine development projects.

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, an autoclave, a filter press or a semi-autogenous grinding mill. In addition, production may be reduced if, during the course of mining or processing, unfavourable weather conditions, ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment or dilution increases, electrical power is interrupted or heap leach processing results in containment discharge. In six of the last eight years, as a result of such adverse conditions, the Company has failed to meet production forecasts due to: a rock fall, production drilling challenges and lower than planned mill recoveries in 2003; higher than expected dilution in 2004; and increased stress levels in a sill pillar, requiring the temporary closure of production sublevels in 2005. In 2008, gold production was 276,762 ounces, down from the Company's initial estimate of 358,000 ounces. This reduction was primarily a result of delays in the commencement of production at the Goldex Mine and the Kittila Mine, mainly due to delays in commissioning the Goldex production hoist and the Kittila autoclave, respectively. In 2009, gold production was 492,972 ounces, down from the Company's initial estimate of 590,000 ounces, primarily as a result of delays in the commencement of production at the Kittila Mine due to issues with the autoclave and at the Pinos Altos Mine resulting from problems in commissioning the dry tailings filter presses and dilution issues at the Lapa Mine. In 2010, gold production was 987,609, slightly below the estimate of 1,000,000, largely due to the slower than anticipated ramp-up at Meadowbank, along with lower than expected grades at the LaRonde and Lapa Mines in the fourth quarter. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates.

        The Company's production forecasts assume that production will commence at the Creston Mascota deposit and LaRonde Mine extension in the second and fourth quarters of 2011, respectively, and that the Kittila Mine and the Meadowbank Mine will reach full production rates by the first and third quarters of 2011, respectively. The Company's ability to optimize and achieve full production rates at its new mines on schedule is subject to a number of risks and uncertainties.

        The LaRonde Mine extension will be one of the deepest operations in the Western Hemisphere, with an expected maximum depth of 3,110 metres. The operations of the LaRonde Mine extension will rely on new infrastructure for hauling ore and materials to the surface, including a winze (or internal shaft) and a series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde Mine. The depth of the operations could pose significant challenges to the Company, such as geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

        The development of the LaRonde Mine extension requires the construction of significant new underground mining operations. The construction of underground mining facilities is subject to a number of risks and challenges, including unforeseen geological formations, the implementation of new mining processes, delays in obtaining required construction, environmental or operating permits and engineering and mine design adjustments. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at the LaRonde Mine extension are taking place concurrently with normal mining operations at LaRonde, which may result in conflicts with, or possible delays to, existing mining operations.

        The figures for mineral reserves and mineral resources published by the Company are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on assumed metal prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves on all of its properties based on, among other things, a $1,024 per ounce gold price. Monthly average gold prices have been above $1,024 per ounce since October 2009. Prolonged declines in the market price of gold (or applicable by product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold (or applicable byproduct metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

        Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

        The Company's operations have been expanded to include a mine in Finland and a mine in northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

        The Company's Meadowbank Mine is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. Though the Company constructed a 110-kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay to the Meadowbank Mine, the Company's operations will be constrained by the remoteness of the mine, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Most of the materials that the Company requires for the operation of the Meadowbank Mine must be transported through the port of Baker Lake during this shipping season, which may be further truncated due to weather conditions. If the Company is not able to acquire and transport necessary supplies during this time, this may result in a slowdown or stoppage of operations at the Meadowbank Mine. Furthermore, if major equipment fails, any items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment at the Meadowbank Mine may require the slowdown or stoppage of operations.

Regulatory Risk

        The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Outstanding Securities

        The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 18, 2011 were exercised:

Common shares outstanding at March 18, 2011	168,944,915
Employee stock options	9,082,770
Warrants	8,600,000

186,627,685

Human Capital and the Environment

        The Company believes that its people provide it with a distinct competitive advantage and are one of its key operating strengths. Agnico-Eagle recognizes the importance of its employees and strives to provide a corporate culture that is based on the principle that every person has the right to be treated with dignity and respect and operates as a partnership based on mutual respect, commitment and dedication to excellence. The employees of Agnico-Eagle have responded with strong loyalty and performance. As a result of their ideas and efforts, efficiency has improved, gold production has increased and the Company's safety record remains strong. From exploration through mining, the Company works hard to preserve and protect the natural environment by implementing sound environmental management systems and processes at all stages of its business and by pursuing continuous improvement in its environmental performance. The Company's operations are required to meet and, where practicable, exceed relevant laws, regulations and standards. In 2010, the Company continued to build upon these philosophies.

Health, Safety and Environmental Management System

        In 2010 the Company continued to develop and implement a formal Health, Safety and Environmental Management System at all six of its mining operations. The Health, Safety and Environmental Management System that is being implemented by the Company uses a commercially available software platform that has wide spread use in the Canadian mining industry and is consistent with the ISO 14001 Environmental Management System and the OHSAS 18001 Health and Safety Management System. Implementation is being rolled out in phases or modules with the development being led by an internal implementation committee composed of Environmental and Health and Safety professionals at each of the Company's operating mines. The first modules implemented included:

  •
  incident investigation and follow up;

  •
  document control; and

  •
  legal and permit management.

        The incident investigation and follow up module covers accident investigations and environmental incident investigations and it provides a formalized system to ensure that recommended remedial actions are pursued. It allows for common incident and accident data to be stored, facilitating trend interpretation such as common causes or circumstances to be identified and interpreted. The document control module provides a platform for the management of all Company procedures, policies, job procedures and management plans. The module provides a means for control over the most recent versions of each of these documents including a means for controlling future modifications. The legal and permit management module provides a platform to manage all of the Company's legal and permit requirements and to track and manage future permit updates as required. Over the next two years, the Company intends to implement additional modules including: risk identification and management, operational control, emergency response management, monitoring and measurement, audit and inspection management, management review and non-conformance, management of preventative/corrective action and training.

Mine Rescue

        The Company has developed emergency response capacity at each of its operating divisions. The training of personnel to respond to all forms of emergencies remains a key element of the health and safety programs across the Company. In 2010 the mine rescue team from the Goldex Mine represented the Abitibi region at the Quebec Mine Rescue Provincial competition. This follows a string of five consecutive provincial mine rescue championships for the mine rescue team from the LaRonde Mine (2005 through 2009). At Pinos Altos the mine rescue team (first created in 2009) competed at the national mine rescue competition in Mexico. At Kittila the mine rescue teams were created and commenced training in 2010 and are now the only accredited mine rescue teams in Finland. The two team trainers are employees of the Kittila Mine and were trained to be mine rescue trainers in Sudbury, Ontario.

Quebec Divisions (LaRonde, Lapa & Goldex Mines)

  •
  In 2010 new noise attenuation structures were designed and installed at the LaRonde Mine to reduce noise coming from the mine's underground ventilation and air heating systems. A specialist consultant was retained who worked with the Company and with local homeowners and the rural municipality to understand how fan noise was affecting those living in the area. This led to the design of new noise attenuation structures that were fabricated and installed at the LaRonde Mine in 2010. These attenuation structures incorporate enclosures and baffles built around the fans and have been successful in making significant reductions to the audible nuisance noise associated with these fans.

  •
  The Company's LaRonde Division was awarded the "Energy Efficiency Agency" award at the "Extras" Gala organized by the Chamber of Commerce of Rouyn-Noranda on November 20, 2010. This award was given to recognize the efforts made by the Company's LaRonde Mine in adopting high standards in energy efficiency and to thank the Company for its contribution to this societal objective.

  •
  Every year, the Quebec Mining Association awards the F.J. O'Connell trophy in three categories to recognize the efforts of its members who have registered the most noticeable improvements during the year in the field of accident prevention. The incident rates are calculated on a basis of 200,000 hours, equivalent to the work done by 100 workers over a period of one year, and take into account accidents with loss of time and accidents with amended work assignments. In June 2010, the F.J. O'Connell trophy for Underground Mine Operations with less than 400,000 hours in a year was awarded to the Company's Lapa Mine and the F.J. O'Connell trophy for Underground Mine Operations with greater than 400,000 hours per year was awarded to the Company's Goldex Mine.

  •
  In 2010 a new ammonia stripping water treatment plant was constructed and commissioned at the Lapa Mine. This plant treats excess mine water to reduce ammonia concentrations prior to discharge into the environment. The ammonia comes from the dissolution of residual nitrogen based explosives used underground when in contact with underground mine water. At the LaRonde Mine, the Company continued to make significant technical achievements with the biological water treatment plant in 2010 as a result of on-site research and development efforts. This water treatment plant removes nitrogen compounds, such as ammonia, from the combined waste water stored in the tailings impoundment area to allow the excess water to be discharged to the receiving environment.

  •
  At the Goldex Mine, which is located in close proximity to residential communities, the Company has developed effective control, monitoring and public information tools to manage the effects of large underground production blasts.

Kittila Mine — Finland

  •
  At the Kittila Mine, the Company has implemented a waste rock management system to segregate potentially acid-generating rock and to control its placement within the waste rock pile. The mine segregates its mill tailings into two streams: flotation tailings that have had no contact with cyanide and cyanide leach tailings. This ensures that only a relatively small portion of the tailings have had any contact with cyanide. The tailings are stored in separate lined containment areas and the cyanide leach tailings pass through a cyanide destruction circuit before leaving the mill. This significantly reduces the risk of environmental harm in the event of a system failure.

  •
  The Kittila Mine supports local recreational initiatives that include such events as a local mountain biking race, ice fishing derbies, the Levi marathon and reindeer racing. The Company is a sponsor of a local theatre festival which includes providing access for Company employees.

Pinos Altos — Mexico

  •
  99.8% of the operating and management staff of the Pinos Altos Mine are Mexican nationals with approximately two-thirds of the operating workforce derived from the local area within a 20 kilometre radius of the mine site. Local contractors are also employed for various service and support functions.

  •
  For each of the past three years, the Company's Mexico Division has received certification as a Socially Responsible Company from the Mexican Center for Philanthropy (Centro Mexicano para a Filantropia) and the Alliance for Social Responsibility of Enterprises (Alianza por la Responsabilidad Social Empresarial de Mexico).

  •
  In 2009 and 2010, the Pinos Altos Mine also earned the distinction awarded by the Mexican Government of being an 'equal opportunity' employer in Mexico, specifically for providing equality of women's rights in the workplace (Equidad de Genero). The Company is in the process of implementing the Gender Equity Model, which is coordinated through the National Women's Institute in Mexico and involves external auditing of the Company's gender equality performance and of the systems in place to promote gender equality in the workplace.

  •
  In 2010 the Pinos Altos Mine was awarded certification as a "Clean Industry" by the Federal office for Environmental Protection (PROFEPA) (Certificado de Industria Limpia). This certification is valid for a two year period (December 21, 2010 through December 21, 2012) and was awarded following an extensive external environmental performance audit of the Company's operations and environmental management systems in place at the Pinos Altos Mine. A new audit is required every two years to maintain this certification.

  •
  The Company also supports a number of community health and educational initiatives in the region surrounding the Pinos Altos Mine. These include initiatives such as:

  –
  support of two health clinics in the region;

  –
  support for a Community Kitchen that provides meals for children and seniors in need. The Company participated by supplying equipment needed to establish this community kitchen;

    –
    provided scholarships for up to 65 local students, donated supplies to local kindergarten and elementary classes and provided sports equipment to local community schools;

    –
    Pinos Altos employees visited local schools and met with over 730 high school students in the region to raise environmental awareness through educational programs; and

    –
    the initiation of a program to help support the development of new local business ventures. In 2010, one such venture involved helping a group of local women to create a new sewing business.

  •
  The Company has created and operates a tree nursery on site at the Pinos Altos Mine to protect local biodiversity. Prior to mine development, the Company recovered and transplanted critical vegetation species to this nursery. At the nursery this key vegetation is maintained and "farmed" to provide a source of critical local trees and plants for use in the re-vegetation of reclaimed mine facilities through a program of progressive reclamation.

Meadowbank — Nunavut

  •
  At the Meadowbank Mine in Nunavut, mining requires the construction of dykes to isolate sections of both Second and Third Portage Lakes to allow access to the ore that lies under these two lakes. Once the dykes are constructed, the fish inside the dyked areas must be transferred and the water removed. The construction of these dykes requires extensive sediment management control procedures to ensure that water quality in the non-impacted portion of Second and Third Portage Lakes is not harmed. These include use of turbidity barriers, construction of a starter dyke through an ice cover, extensive pumping systems and the operation of a water treatment plant. In 2010 the Company succeeded in constructing the final 1.1 kilometres of the dyke system (Phase 2) in Third Portage Lake, completing the dyke system around the Goose Island deposit without exceeding the total suspended solids and turbidity thresholds in the unimpacted section of the lake.

  •
  Throughout 2010, the Meadowbank Mine operated a water treatment plant (with a maximum capacity of 50,000 cubic metres per hour) to remove suspended solids from the water removed from behind the first phase of dyke constructed in 2008 in Second Portage Lake. This water treatment plant was operated throughout all four seasons in 2010 and consistently achieved the stringent water quality standards established in the mine's water use licence.

  •
  In 2010, under Department of Fisheries and Oceans (Canada) authorization, the Company successfully removed the remaining fish population from inside the dewatering dyke system constructed in 2009 and 2010 to isolate the Goose Island and Portage Pits from Third Portage Lake. A total of 2,139 fish were recovered. A total of 58% of these fish were successfully transferred into the non-impacted portion of Third Portage Lake.

  •
  At the Meadowbank Mine, the Company has created a number of direct and indirect opportunities for the local population, including:

  •
  investing in the training of local employees;

  •
  teaching non-Inuit employees about Inuit cultural traditions; and

  •
  supporting the development of long-term human capital in the area by urging high school students to continue their education and offering university scholarships to students from the region.

    At the end of 2010, approximately 40% of the Company's permanent mine workforce at the Meadowbank Mine were Inuit from the Kivalliq Region of Nunavut (totalling approximately 200 Inuit employees).

  •
  In 2010 the Company invested in a number of community initiatives to help local communities meet their objectives and needs. These initiatives include such items as the following:

  •
  supporting the Kivalliq Science Camp designed to encourage students to pursue post secondary education in the field of science;

    •
    supporting the GEMS program designed to encourage students to seek post secondary education through a field camp that combines training in traditional knowledge through interaction with Inuit elders with job shadowing and mentoring with young mining professional staff working at the Meadowbank Mine;

    •
    supporting the Northern Youth Abroad Program; support for local sports such as hockey, basketball and volleyball with an emphasis on youth; school visits focusing on the high schools to encourage and inform students to stay in school and train for mine-related employment;

    •
    partnering with the hamlet of Baker Lake to re-construct the hamlet's baseball facility, a project initiated by the community;

    •
    working with the hamlet of Baker Lake to address how they manage the hazardous waste accumulating at their municipal landfill site. These wastes were accumulating at the landfill site with no containment. The Company brought in an external Nunavut-based environmental company who worked with the hamlet to sort through this material, remove it from the landfill, place it in appropriate packaging and load into shipping containers for shipment to appropriate licensed waste handling facilities. A total of 25 shipping containers were prepared for shipment during the 2011 shipping season; and

    •
    developing and initiating a small business development program designed to assist in the creation of new Inuit-owned businesses and to allow these businesses to pursue opportunities at the Meadowbank Mine. In 2010 workshops were held by the Company in the local communities to inform Northern businesses of upcoming opportunities and to create a means for them to remain informed and to seek opportunities in the areas where they see opportunity. This program has led to the creation of a number of new joint-venture companies bringing together established southern suppliers with new Inuit partners. As an example, a new Inuit-owned business was created in Baker Lake that manufactures survey stakes used at the mine for setting out blast and dig patterns from the recycling of used wood pallets. This is a unique venture in an area where there is no local source for lumber and thus it saves freight cost in shipping lumber into the Arctic while turning a waste into a value-added product. Typically these pallets are not returned south because of the high cost of shipping. At the other end of the scale, one of these new joint-venture companies has been constructing the dewatering dykes at Meadowbank, which represents a multi-million dollar contract.

Critical Accounting Estimates

        The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to trade receivables, inventories, future tax assets and liabilities, mining properties and asset retirement obligations. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

        The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its audited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board and the Audit Committee has reviewed the Company's disclosure in this MD&A.

Mining Properties, Plant and Equipment and Mine Development Costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal development is classified as mine development costs.

        Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon achievement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are periodically reviewed for possible impairment, when impairment factors exist, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable mineral reserves. To the extent that economic value exists beyond the proven and probable mineral reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Goodwill

        Business combinations are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities in the reporting unit. Goodwill is not amortized.

        The Company performs goodwill impairment tests on an annual basis as well as when events and circumstances indicate that the carrying amounts may no longer be recoverable. In performing the impairment tests, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting units' carrying amounts. If a reporting unit's carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit's goodwill to the carrying amount, and any excess of the carrying amount of goodwill over the implied fair value is charged to earnings.

Revenue Recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of doré bars is recorded when the refined gold and silver is sold and delivered to the customer. Generally, all the gold and silver in the form of doré bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc, copper and lead in the concentrate are set based on the prevailing spot market metal prices on a specified future date, which is based on the date that the concentrate is delivered to the smelter. Agnico-Eagle records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining and other marketing charges. Revenues from byproduct metals sales are shown net of smelter charges as part of revenues from mining operations.

Reclamation Costs

        On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of Asset Retirement Obligations ("ARO") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO which has a material balance. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. The Company did record some adjustments for changes in estimates of the AROs at our operating mines in 2010. AROs arise from the acquisition, development, construction and operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/ rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit- adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor, whereas when expected cash flows decrease, the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows, in either case, any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion), which is calculated by applying the discount factor implicit in the initial fair value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other

(income) expense. Other environmental remediation costs that are not AROs as defined by ASC 410 — Asset Retirement and Environmental Obligations (Prior authoritative literature: FASB Statement No. 143, Accounting for Asset Retirement Obligations) are expensed as incurred.

Future Tax Assets and Liabilities

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, provincial, state and international tax audits. The Company recognizes the effect of uncertain tax positions and records tax liabilities for anticipated tax audit issues in Canada and other tax jurisdictions where it is more likely than not based on technical merits that the position would not be sustained. The Company recognizes the amount of any tax benefits that have greater than 50 percent likelihood of being ultimately realized upon settlement.

        Changes in judgment related to the expected ultimate resolution of uncertain tax positions are recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

        On December 12, 2008, the Company executed a Canadian federal tax election to commence using the US dollar as its functional currency for federal Canadian income tax purposes. As the related tax legislation was enacted in the first quarter of 2009, this election applies to taxation years ended December 31, 2008 and subsequent. This election resulted in a deferred tax benefit of $21.0 million for the year ended December 31, 2009.

        During the second quarter of 2010, the Company executed the newly enacted Quebec foreign currency election to commence using the U.S. dollar as its functional currency for Quebec income tax purposes. As the related tax legislation was enacted in the second quarter of 2010, this election applies to taxation years ended December 31, 2008 and subsequent. This election resulted in a deferred tax benefit of $21.8 million for the year ended December 31, 2010.

Financial Instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations of base metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs as well. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Stock-Based Compensation

        The Company's Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statement of income or in the consolidated balance sheet if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

        Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted income per share.

Commercial Production

        The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered include: (1) the completion of a reasonable period of testing of mine plant and equipment; (2) the ability to produce minerals in saleable form (within specifications); and (3) the ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for sustaining capital costs related to property, plant and equipment and underground mine development or reserve development.

Stripping Costs

        Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in mineral reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine. Please refer to notes (ii) and (iii) of the "Reconciliation of Total Cash Costs per Ounce of Production to Production Costs by Mine" section for a discussion of stripping costs with regards to "cash costs".

Recently Issued Accounting Pronouncements and Developments

        Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these statements will have on the Company's consolidated financial position, results of operations and disclosures.

Business Combinations

        In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance is effective for the Company's fiscal year beginning January 1, 2011. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

Fair Value Accounting

        In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require enhanced detail in the level 3 reconciliation. The updated guidance is effective for the Company's fiscal year beginning January 1, 2011. The Company expects minimal impact from adopting this guidance.

International Financial Reporting Standards

        Based on recent announcements from the Canadian Securities Administrators and the SEC, it is currently anticipated that as a Canadian issuer and existing US GAAP filer, the earliest date at which the Company will be required to adopt International Financial Reporting Standards ("IFRS") as its principal basis of accounting is for the year ending December 31, 2015. Therefore, financial statement comparative figures prepared under IFRS would be required for fiscal year 2013. A decision to voluntarily adopt IFRS at a date earlier than potentially required has not been made.

        An IFRS project group and a steering committee have been established by the Company and a high level project plan has been formulated. The implementation of IFRS will be done through three distinct phases:

  (i)
  diagnostics;

  (ii)
  detailed IFRS analysis and conversion; and

  (iii)
  implement IFRS in daily business.

        The first phase is complete and the second phase was started in 2009. A report has been finalized with the primary objective to understand, identify and assess the overall effort required by the Company to produce financial information in accordance with IFRS. The key areas for the diagnostics work was to review the 2007 consolidated financial statements of the Company and obtain a detailed understanding of the differences between IFRS and US GAAP to be able to identify potential system and process changes required as a result of converting to IFRS.

Mineral Reserve Data

        The preparation of the information set forth below with respect to the mineral reserves at the LaRonde Mine (which includes mineral reserves at the LaRonde Mine extension), the Goldex, Kittila, Lapa, Pinos Altos and Meadowbank Mines and the Meliadine project has been supervised by the Company's Vice-President, Project Development, Marc Legault, P.Eng, a "qualified person" under the CSA's National Instrument 43-101 Standards of Disclosure for Mineral Properties. The Company's mineral reserve estimate was derived from internally generated data or audited reports.

        The assumptions used for the 2010 mineral reserves and resources estimate reported by the Company in this MD&A were based on three-year average prices for the period ending December 31, 2010 of $1,024 per ounce gold, $16.62 per ounce silver, $0.86 per pound zinc, $2.97 per pound copper, $0.90 per pound lead and exchange rates of C$1.08 per $1.00, 12.43 Mexican pesos per $1.00 and $1.40 per €1.00.

Property	Tonnes	Grade (g/t)	Contained Gold (oz)
Proven Reserve
Goldex	14,804,000	1.87	890,000
Lapa	1,122,000	7.24	261,000
Kittila	403,000	4.23	55,000
Meadowbank	839,000	3.13	85,000
Pinos Altos	2,864,000	1.90	175,000
LaRonde	4,838,000	2.36	366,000
Total Proven Reserve	24,870,000		1,832,000
Probable Reserve
Goldex	12,990,000	1.62	676,000
Lapa	1,709,000	7.56	416,000
LaRonde	29,892,000	4.63	4,452,000
Kittila	32,329,000	4.64	4,825,000
Meadowbank	33,259,000	3.18	3,402,000
Pinos Altos	41,298,000	2.33	3,096,000
Meliadine	9,467,000	8.54	2,600,000
Total Probable Reserve	160,944,000		19,467,000
Total Proven and Probable Reserve	185,814,000		21,299,000

Notes:

(1)
Total contained gold ounces does not include equivalent gold ounces for the byproduct metals contained in the mineral reserve; tonnage and contained gold quantities are rounded to the nearest thousand.

(2)
Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definition of certain terms used herein may be found in the Form 20-F under the caption "Item 4 Information on the Company — Property, Plant and Equipment — Mineral Reserve and Resource", the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR March 23, 2005, the Technical Report on the Lapa Gold Project filed with Canadian securities regulatory authorities on SEDAR June 8, 2006, the Technical Report on the Estimation of Mineral Resource and Reserves for the Goldex Extension Zone filed with the Canadian securities regulatory authorities on SEDAR October 27, 2005, the Technical Report on the July 31, 2008 Mineral Resource and Mineral Reserve Estimate of the Kittila Mine Project, Finland filed with the Canadian securities regulatory authorities on SEDAR December 11, 2008, the Technical Report on the Mineral Resources and Mineral Reserves dated September 30, 2008, Meadowbank Gold Project, Nunavut, Canada filed with Canadian securities regulatory authorities on SEDAR December 15, 2008, Pinos Altos Gold-Silver Project, Chihuahua State, Mexico, Technical Report on Mineral Resources and Reserves as at December 31, 2008 filed with Canadian securities regulatory authorities March 25, 2009 and the Technical Report on the December 31, 2010 Mineral Resource and Mineral Reserve Estimate for the Meliadine Gold Project, Nunavut, Canada filed with Canadian securities regulatory authorities on SEDAR March 8, 2011.

 SUMMARIZED QUARTERLY DATA

CONSOLIDATED FINANCIAL DATA
(thousands of United States dollars, except where noted)

	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	Total 2009
Income contribution analysis
LaRonde Mine	$37,647	$50,652	$40,276	$59,425	$188,000
Goldex Mine	$18,466	$19,107	$16,687	$33,891	88,151
Kittila Mine	—	$3,145	$884	$14,964	18,993
Lapa Mine	—	$(833)	$2,751	$8,019	9,937
Pinos Altos Mine	—	—	—	2,363	2,363

Operating margin	56,113	72,071	60,598	118,662	307,444
Amortization	12,130	15,470	23,200	21,661	72,461
Corporate expenses	14,647	38,016	44,007	30,275	126,945

Income (loss) before tax	29,336	18,585	(6,609)	66,726	108,038
Tax provision (recovery)	(25,005)	17,358	10,357	18,790	21,500

Net income (loss) for the period	$54,341	$1,227	$(16,966)	$47,936	$86,538

Net income (loss) per share — basic	$0.35	$0.01	$(0.11)	$0.31	$0.55
Net income (loss) per share — diluted	$0.35	$0.01	$(0.11)	$0.30	$0.55
Cash flows
Operating cash flow	$48,823	$26,369	$(13,787)	$53,701	$115,106
Investing cash flow	$(155,422)	$(155,730)	$(136,756)	$(139,703)	$(587,611)
Financing cash flow	$216,447	$88,247	$217,590	$37,534	$559,818
Realized prices
Gold (per ounce)	$969	$962	$939	$1,153	$1,024
Silver (per ounce)	$13.53	$14.32	$15.59	$19.17	$15.54
Zinc (per tonne)	$1,213	$1,698	$1,932	$2,506	$1,808
Copper (per tonne)	$4,110	$5,832	$7,580	$7,469	$6,140
Payable production:(1)
Gold (ounces)
LaRonde Mine	51,339	58,034	47,726	46,395	203,494
Goldex Mine	35,959	35,645	31,169	46,076	148,849
Kittila Mine	4,514	13,771	18,284	35,269	71,838
Lapa Mine	—	11,603	18,409	22,590	52,602
Pinos Altos Mine	—	—	3,175	13,014	16,189

	91,812	119,053	118,763	163,344	492,972

Silver (ounces in thousands)
LaRonde Mine	1,029	1,034	995	861	3,919
Pinos Altos Mine	—	—	16	100	116

	1,029	1,034	1,011	961	4,035
Zinc (LaRonde Mine) (tonnes)	13,291	14,928	12,516	15,451	56,186
Copper (LaRonde Mine) (tonnes)	1,682	2,066	1,400	1,523	6,671
Payable metal sold:
Gold (ounces)
LaRonde Mine	53,516	59,608	48,959	42,751	204,834
Goldex Mine	30,901	33,501	32,572	48,241	145,215
Kittila Mine	—	6,780	21,946	30,635	59,361
Lapa Mine	—	3,167	14,669	23,885	41,721
Pinos Altos Mine	—	—	594	11,935	12,529

	84,417	103,056	118,740	157,447	463,660

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

CONSOLIDATED FINANCIAL DATA
(thousands of United States dollars, except where noted)

	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	Total 2010
Income contribution analysis
LaRonde Mine	$45,387	$43,614	$48,722	$65,517	$203,240
Goldex Mine	26,423	42,635	44,349	50,122	163,529
Kittila Mine	11,470	16,625	26,838	17,467	72,400
Lapa Mine	21,273	20,204	17,764	25,477	84,718
Pinos Altos Mine	12,631	22,626	15,089	34,998	85,344
Meadowbank Mine	2,171	35,179	49,042	49,426	135,818

Operating margin	119,355	180,883	201,804	243,007	745,049
Amortization	30,503	44,003	48,145	69,835	192,486
Corporate expenses	47,578	28,331	(9,818)	51,269	117,360

Income before tax	41,274	108,549	163,477	121,903	435,203
Tax provision	18,942	8,189	42,016	33,940	103,087

Net income for the period	$22,332	$100,360	$121,461	$87,963	$332,116

Net income per share — basic	$0.14	$0.64	$0.73	$0.53	$2.05
Net income per share — diluted	$0.14	$0.63	$0.71	$0.51	$2.00
Cash flows
Operating cash flow	$74,491	$161,574	$156,829	$90,576	$483,470
Investing cash flow	$(119,329)	$(116,826)	$(163,798)	$(123,353)	$(523,306)
Financing cash flow	$(1,646)	$(10,422)	$531	$(10,408)	$(21,945)
Realized prices
Gold (per ounce)	$1,111	$1,222	$1,235	$1,387	$1,250
Silver (per ounce)	$17.87	$19.29	$20.53	$31.96	$22.56
Zinc (per tonne)	$2,235	$1,890	$2,151	$2,391	$2,165
Copper (per tonne)	$7,288	$6,581	$8,689	$10,311	$8,182
Payable production:(1)
Gold (ounces)
LaRonde Mine	45,036	41,533	37,832	38,405	162,806
Goldex Mine	42,269	48,334	50,672	43,111	184,386
Kittila Mine	24,547	31,593	40,344	29,721	126,205
Lapa Mine	31,553	28,927	27,687	29,289	117,456
Pinos Altos Mine	26,228	29,665	35,248	39,289	130,431
Creston Mascota Mine	—	—	—	666	666
Meadowbank Mine	18,599	77,676	93,395	75,990	265,659

	188,232	257,728	285,178	256,471	987,609

Silver (ounces in thousands)
LaRonde Mine	875	860	1,080	766	3,581
Pinos Altos Mine	222	248	290	427	1,185
Creston Mascota Mine	—	—	—	493	493
Meadowbank Mine	2	12	18	14	46

	1,099	1,120	1,388	1,698	5,305
Zinc (LaRonde Mine) (tonnes)	14,224	18,465	14,915	14,939	62,544
Copper (LaRonde Mine) (tonnes)	1,052	1,056	1,181	935	4,224
Payable metal sold:
Gold (ounces)
LaRonde Mine	45,240	41,666	36,979	39,896	163,781
Goldex Mine	37,863	48,310	49,117	48,067	183,357
Kittila Mine	30,674	28,588	41,655	28,722	129,639
Lapa Mine	34,193	31,920	25,846	31,177	123,136
Pinos Altos Mine	20,965	30,634	31,759	39,156	122,514
Meadowbank Mine	7,103	70,182	93,495	79,849	250,629

	176,038	251,300	278,851	266,867	973,056

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

 FIVE YEAR FINANCIAL AND OPERATING SUMMARY

FINANCIAL DATA

(thousands of United States dollars, except where noted)

	2010		2009		2008		2007		2006
Revenues from mining operations		$1,422,521		$613,762		$368,938		$432,205		$464,632
Interest, sundry income and gain on available-for-sale securities		94,879		26,314		(37,465)		29,230		45,915

		1,517,400		640,076		331,473		461,435		510,547
Costs and expenses		1,082,197		532,038		235,482		302,157		249,904

Income before income taxes		435,203		108,038		95,991		159,278		260,643
Income and mining taxes expense (recovery)		103,087		21,500		22,824		19,933		99,306

Net income		$332,116		$86,538		$73,167		$139,345		$161,337

Net income per share — basic		$2.05		$0.55		$0.51		$1.05		$1.40
Net income per share — diluted		$2.00		$0.55		$0.50		$1.04		$1.35
Operating cash flow		$483,470		$115,106		$121,175		$246,329		$227,015
Investing cash flow		$(523,306)		$(587,611)		$(917,549)		$(373,099)		$(299,723)
Financing cash flow		$(21,945)		$559,818		$558,072		$126,508		$297,816
Dividends declared per share		$0.64		$0.18		$0.18		$0.18		$0.12
Capital expenditures		$511,641		$657,175		$908,853		$523,793		$149,185
Average gold price per ounce realized		$1,250		$1,024		$879		$748		$622
Average exchange rate — C$ per $	C$	1.0301	C$	1.1415	C$	1.0669	C$	1.0738	C$	1.1344
Weighted average number of common shares outstanding (in thousands)		162,343		155,942		144,741		132,768		115,461
Working capital (including undrawn credit lines)		$1,491,471		$598,581		$508,335		$751,587		$839,898
Total assets		$5,500,351		$4,427,357		$3,378,824		$2,735,498		$1,521,488
Long-term debt		$650,000		$715,000		$200,000		$—		$—
Shareholders' equity		$3,665,450		$2,751,761		$2,517,756		$2,058,934		$1,252,405
Operating Summary
LaRonde Mine
Revenues from mining operations		$392,386		$352,221		$330,652		$432,205		$464,632
Production costs		189,146		164,221		166,496		166,104		143,753

Gross profit (exclusive of amortization shown below)		$203,240		$188,000		$164,156		$266,101		$320,879
Amortization		30,404		28,392		28,285		27,757		25,255

Gross profit		$172,836		$159,608		$135,871		$238,344		$295,624

Tonnes of ore milled		2,592,252		2,545,831		2,638,691		2,673,463		2,673,080
Gold — grams per tonne		2.17		2.75		2.84		2.95		3.13
Gold production — ounces		162,806		203,494		216,208		230,992		245,826
Silver production — ounces (in thousands)		3,581		3,919		4,079		4,920		4,956
Zinc production — tonnes		62,544		56,186		65,755		71,577		82,183
Copper production — tonnes		4,224		6,671		6,922		7,482		7,289
Total cash costs (per ounce):
Production costs		$1,162		$807		$770		$719		$585
Less: Net byproduct revenues		(1,180)		(699)		(658)		(1,082)		(1,240)
Inventory adjustments		19		1		—		4		(31)
Accretion expense and other		(8)		(6)		(6)		(6)		(4)

Total cash costs (per ounce)(1)		$(7)		$103		$106		$(365)		$(690)

Minesite costs per tonne(1)	C$	75	C$	72	C$	67	C$	66	C$	62

Notes:

(1)
Minesite costs per tonne and total cash costs per ounce are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "— Results of Operations — Production Costs".

FINANCIAL DATA (Continued)

(thousands of United States dollars, except where noted)

	2010		2009		2008		2007		2006
Goldex Mine
Revenues from mining operations		$225,090		$142,493		$38,286		$—		$—
Production costs		61,561		54,342		20,366		—		—

Gross profit (exclusive of amortization shown below)		$163,529		$88,151		$17,920		$—		$—
Amortization		21,428		21,716		7,250		—		—

Gross profit		$142,101		$66,435		$10,670		$—		$—

Tonnes of ore milled		2,781,564		2,614,645		1,118,543		—		—
Gold — grams per tonne		2.21		1.98		1.86		—		—
Gold production — ounces		184,386		148,849		57,436		—		—
Total cash costs (per ounce):
Production costs		$333		$365		$430		$—		$—
Less:
Net byproduct revenues		4
Inventory adjustments		(1)		3		(9)		—		—
Accretion expense and other		(1)		(1)		(2)		—		—

Total cash costs (per ounce)(1)		$335		$367		$419		$—		$—

Minesite costs per tonne(1)	C$	22	C$	23	C$	27	C$	—	C$	—

Lapa Mine
Revenues from mining operations		$150,917		$43,409		$—		$—		$—
Production costs		66,199		33,472		—		—		—

Gross profit (exclusive of amortization shown below)		$84,718		$9,937		$—		$—		$—
Amortization		31,986		9,906		—		—		—

Gross profit		$52,732		$31		$—		$—		$—

Tonnes of ore milled		551,739		299,430		—		—		—
Gold — grams per tonne		8.26		7.29		—		—		—
Gold production — ounces		117,456		52,602		—		—		—
Total cash costs (per ounce):
Production costs		$564		$636		$—		$—		$—
Less:
Net byproduct revenues		5		—		—		—		—
Inventory adjustments		$(40)		115		—		—		—
Accretion expense and other		—		—		—		—		—

Total cash costs (per ounce)(1)		$529		$751		$—		$—		$—

Minesite costs per tonne(1)		$114	C$	140	C$	—	C$	—	C$	—

Kittila Mine
Revenues from mining operations		$160,140		$61,457		$—		$—		$—
Production costs		87,740		42,464		—		—		—

Gross profit (exclusive of amortization shown below)		$72,400		$18,993		$—		$—		$—
Amortization		31,488		10,909		—		—		—

Gross profit		$40,912		$8,084		$—		$—		$—

Tonnes of ore milled		960,365		563,238		—		—		—
Gold — grams per tonne		5.41		5.02		—		—		—
Gold production — ounces		126,205		71,838		—		—		—
Total cash costs (per ounce):
Production costs		$695		$648		$—		$—		$—
Less:
Net byproduct revenues		2		—		—		—		—
Inventory adjustments		(38)		24		—		—		—
Accretion expense and other		(2)		(4)		—		—		—

Total cash costs (per ounce)(1)		$657		$668		$—		$—		$—

Minesite costs per tonne(1)		€66		€54		€—		€—		€—

FINANCIAL DATA (Continued)

(thousands of United States dollars, except where noted)

	2010		2009		2008		2007		2006
Pinos Altos Mine
Revenues from mining operations		$175,637		$14,182		$—		$—		$—
Production costs		90,293		11,819		—		—		—

Gross profit (exclusive of amortization shown below)		$85,344		$2,363		$—		$—		$—
Amortization		21,577		1,524		—		—		—

Gross profit		$63,767		$839		$—		$—		$—

Tonnes of ore milled		2,318,266		227,394		—		—		—
Gold — grams per tonne		1.95		1.08		—		—		—
Gold production — ounces		130,431		16,189		—		—		—
Total cash costs (per ounce):
Production costs		$692		$1,227		$—		$—		$—
Less: Net byproduct revenues		(192)		(65)		$—		$—		$—
Inventory adjustments		22		(556)		—		—		—
Accretion expense and other		(6)		(10)		—		—		—
Stripping Costs (capitalized vs. expensed)		(91)		—		—		—		—

Total cash costs (per ounce)(1)		$425		$596		$—		$—		$—

Minesite costs per tonne(1)		$35		$28

Meadowbank Mine
Revenues from mining operations		$318,351		$—		$—		$—		$—
Production costs		182,533		—		—		—		—

Gross profit (exclusive of amortization shown below)		$135,818		$—		$—		$—		$—
Amortization		55,604		—		—		—		—

Gross profit		$80,214		$—		$—		$—		$—

Tonnes of ore milled		2,000,792		—		—		—		—
Gold — grams per tonne		4.34		—		—		—		—
Gold production — ounces		265,659		—		—		—		—
Total cash costs (per ounce):
Production costs		$690		$—		$—		$—		$—
Less: Net byproduct revenues		(2)		—		—		—		—
Inventory adjustments		26		—		—		—		—
Accretion expense and other		(5)		—		—		—		—
Stripping Costs (capitalized vs. expensed)		(16)		—		—		—		—

Total cash costs (per ounce)(1)		$693		$—		$—		$—		$—

Minesite costs per tonne(1)	C$	95	C$	—	C$	—	C$	—	C$	—

Note:

(1)
Minesite costs per tonne and total cash costs per ounce are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "— Results of Operations — Production Costs".